FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March, 2008

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Av. Pte. R.S. Peña 777 – 8th Floor

1354 Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

This Form 6-K is incorporated by reference into the registration statement on Form F-3 of YPF Sociedad Anónima filed with the Securities and Exchange Commission (File No. 333-149313).

YPF Sociedad Anónima

Item
1	Financial Statements as of December 31, 2007 and Comparative Information, Report of Independent Public Accountants and Statutory Audit Committee’s Report

Item 1

Financial Statements as of December 31, 2007 and Comparative Information

Report of Independent Public Accountants

Statutory Audit Committee’s Report

English translation of the report originally issued in Spanish, except for the omission of certain disclosures related to formal legal requirements for reporting in Argentina and the addition of the last paragraph - see Note 13 to the primary financial statements.

Report of Independent Public Accountants

To the Board of Directors of

YPF SOCIEDAD ANONIMA

Av. Pte. Roque Sáenz Peña 777

Buenos Aires City

1.	Identification of financial statements subject to audit

We have audited the balance sheet of YPF SOCIEDAD ANONIMA (an Argentine Corporation) as of December 31, 2007 and the related statements of income, changes in shareholders’ equity and cash flows for the year then ended. We have also audited the consolidated balance sheet of YPF SOCIEDAD ANONIMA and its controlled and jointly controlled companies as of December 31, 2007 and the related consolidated statements of income and cash flows for the year then ended, which are presented as supplemental information in Schedule I.

These financial statements are the responsibility of the Company’s Management. Our responsibility is to express an opinion on these financial statements based on our audit.

2.	Audit scope

We conducted our audit in accordance with generally accepted auditing standards in Argentina. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

3.	Audit opinion

In our opinion, the financial statements of YPF SOCIEDAD ANONIMA as of December 31, 2007 referred to in the first paragraph present fairly, in all material respects, the financial position of YPF SOCIEDAD ANONIMA and the consolidated financial position of YPF SOCIEDAD ANONIMA and its controlled and jointly controlled companies as of December 31, 2007 and the related results of operations and cash flows for the year then ended in accordance with generally accepted accounting principles in Argentina.

In relation to the financial statements as of December 31, 2006 and 2005, which are presented for comparative purposes, we issued our unqualified independent public accountants’ reports dated March 6, 2007 and March 8, 2006, respectively.

Certain accounting practices of YPF SOCIEDAD ANONIMA used in preparing the accompanying financial statements conform with accounting principles generally accepted in Argentina, but do not conform with accounting principles generally accepted in the United States of America (see Note 13 to the accompanying primary financial statements).

Buenos Aires City, Argentina

March 7, 2008

Deloitte & Co. S.R.L.

Ricardo C. Ruiz

Partner

YPF SOCIEDAD ANONIMA

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2007 AND COMPARATIVE INFORMATION

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”), except for the inclusion of Note 13 to the primary financial statements in the English translation.

In case of discrepancy, the financial statements filed with the CNV prevails over this translation.

YPF SOCIEDAD ANONIMA

Avenida Presidente Roque Sáenz Peña 777 – Ciudad Autómona de Buenos Aires, Argentina

FISCAL YEAR NUMBER 31

BEGINNING ON JANUARY 1, 2007

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2007 AND COMPARATIVE INFORMATION

Principal business of the Company: exploration, development and production of oil and natural gas and other minerals and refining, transportation, marketing and distribution of oil and petroleum products and petroleum derivatives, including petrochemicals, chemicals and non-fossil fuels, biofuels, and their components, generation of electric power from hydrocarbons, rendering telecommunications services, as well as the production, industrialization, processing, marketing, preparation services, transportation and storage of grain and its derivates.

Date of registration with the Public Commerce Register: June 2, 1977.

Duration of the Company: through June 15, 2093.

Last amendment to the bylaws: January 8, 2008.

Optional Statutory Regime related to Compulsory Tender Offer provided by Decree No. 677/2001 art. 24: not incorporated.

Capital structure as of December 31, 2007

(expressed in Argentine pesos)

Subscribed, paid-in and authorized for stock exchange listing (Note 4 to primary financial statements)
–	Shares of Common Stock, Argentine pesos 10 par value, 1 vote per share	3,933,127,930

ANTONIO GOMIS SÁEZ
1	Director

Schedule I

1 of 3

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”), except for the inclusion of Note 13 to the primary financial statements in the English translation.

In case of discrepancy, the financial statements filed with the CNV prevails over this translation.

YPF SOCIEDAD ANONIMA AND CONTROLLED AND JOINTLY CONTROLLED COMPANIES

CONSOLIDATED BALANCE SHEET AS OF DECEMBER 31, 2007 AND COMPARATIVE INFORMATION

(amounts expressed in millions of Argentine pesos - Note 1 to the primary financial statements)

	2007	2006	2005
Current Assets
Cash	196	118	122
Investments (Note 2.a)	655	971	408
Trade receivables (Note 2.b)	3,235	2,242	2,212
Other receivables (Note 2.c)	4,361	5,033	4,433
Inventories (Note 2.d)	2,573	1,697	1,315
Other assets	—	1,128	—

Total current assets	11,020	11,189	8,490

Noncurrent Assets
Trade receivables (Note 2.b)	32	44	53
Other receivables (Note 2.c)	809	852	1,223
Investments (Note 2.a)	799	788	495
Fixed assets (Note 2.e)	25,434	22,513	21,958
Intangible assets	8	8	5

Total noncurrent assets	27,082	24,205	23,734

Total assets	38,102	35,394	32,224

Current Liabilities
Accounts payable (Note 2.f)	4,339	3,495	2,932
Loans (Note 2.g)	471	915	346
Salaries and social security	213	207	153
Taxes payable	1,441	1,298	1,831
Net advances from crude oil purchasers	9	96	95
Reserves	466	273	230

Total current liabilities	6,939	6,284	5,587

Noncurrent Liabilities
Accounts payable (Note 2.f)	2,542	2,448	1,915
Loans (Note 2.g)	523	510	1,107
Salaries and social security (Note 2.h)	164	202	241
Taxes payable	21	20	17
Net advances from crude oil purchasers	—	7	101
Reserves	1,853	1,578	1,007

Total noncurrent liabilities	5,103	4,765	4,388

Total liabilities	12,042	11,049	9,975

Shareholders’ Equity	26,060	24,345	22,249

Total liabilities and shareholders’ equity	38,102	35,394	32,224

Notes 1 to 4 and the accompanying Exhibits A and H to Schedule I and the primary financial statements of YPF, are an integral part of and should be read in conjunction with these statements.

ANTONIO GOMIS SÁEZ
2	Director

Schedule I

2 of 3

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”), except for the inclusion of Note 13 to the primary financial statements in the English translation.

In case of discrepancy, the financial statements filed with the CNV prevails over this translation.

YPF SOCIEDAD ANONIMA AND CONTROLLED AND JOINTLY CONTROLLED COMPANIES

CONSOLIDATED STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2007 AND COMPARATIVE INFORMATION

(amounts expressed in millions of Argentine pesos, except for per share amounts in Argentine pesos - Note 1 to the primary financial statements)

	2007	2006	2005
Net sales (Note 4)	29,104	25,635	22,901
Cost of sales	(19,000)	(15,821)	(11,258)

Gross profit	10,104	9,814	11,643

Administrative expenses (Exhibit H)	(805)	(674)	(552)
Selling expenses (Exhibit H)	(2,120)	(1,797)	(1,650)
Exploration expenses (Exhibit H)	(522)	(460)	(280)

Operating income	6,657	6,883	9,161

Income on long-term investments (Note 4)	34	183	39
Other expenses, net (Note 2.i)	(439)	(204)	(545)
Financial income (expense), net and holding gains:
Gains on assets
Interests	278	338	221
Exchange differences	142	5	129
Holding gains on inventories	451	394	244
Losses on liabilities
Interests	(292)	(213)	(459)
Exchange differences	(61)	(70)	(33)
Income from sale of long-term investments	5	11	15
Reversal (impairment) of other current assets	69	(69)	—

Net income before income tax	6,844	7,258	8,772
Income tax	(2,758)	(2,801)	(3,410)

Net income	4,086	4,457	5,362

Earnings per share	10.39	11.33	13.63

Notes 1 to 4 and the accompanying Exhibits A and H to Schedule I and the primary financial statements of YPF, are an integral part of and should be read in conjunction with these statements.

ANTONIO GOMIS SÁEZ
3	Director

Schedule I

3 of 3

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”), except for the inclusion of Note 13 to the primary financial statements in the English translation.

In case of discrepancy, the financial statements filed with the CNV prevails over this translation.

YPF SOCIEDAD ANONIMA AND CONTROLLED AND JOINTLY CONTROLLED COMPANIES

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2007 AND COMPARATIVE INFORMATION

(amounts expressed in millions of Argentine pesos - Note 1 to the primary financial statements)

	2007	2006	2005
Cash Flows from Operating Activities
Net income	4,086	4,457	5,362
Adjustments to reconcile net income to net cash flows provided by operating activities:
Income on long-term investments	(34)	(183)	(39)
Dividends from long-term investments	54	43	16
(Reversal) impairment of other current assets	(69)	69	—
Income from sale of long-term investments	(5)	(11)	(15)
Depreciation of fixed assets	4,139	3,718	2,707
Consumption of materials and fixed assets retired, net of allowances	247	272	276
Increase in allowances for fixed assets	116	192	74
Income tax	2,758	2,801	3,410
Income tax payments	(2,281)	(2,855)	(3,242)
Increase in reserves	1,005	882	326
Changes in assets and liabilities:
Trade receivables	(981)	(21)	(144)
Other receivables	849	(255)	(312)
Inventories	(876)	(382)	(181)
Accounts payable	670	(99)	1,003
Salaries and social security	(25)	189	(14)
Taxes payable	(340)	(425)	(372)
Net advances from crude oil purchasers	(93)	(90)	(705)
Decrease in reserves	(537)	(268)	(117)
Interests, exchange differences and others	73	(15)	218

Net cash flows provided by operating activities	8,756 (1)	8,019 (1)	8,251 (1)

Cash Flows from Investing Activities
Acquisitions of fixed assets	(6,163)	(5,002)	(3,722)
Capital distributions from long-term investments	—	—	8
Capital contributions in long-term investments	(16)	—	—
Proceeds from sale of long-term investments	6	32	454
Investments (non cash and equivalents)	(14)	(139)	(2)

Net cash flows used in investing activities	(6,187)	(5,109)	(3,262)

Cash Flows from Financing Activities
Payment of loans	(1,860)	(666)	(736)
Proceeds from loans	1,411	688	253
Dividends paid	(2,360)	(2,360)	(4,878)

Net cash flows used in financing activities	(2,809)	(2,338)	(5,361)

(Decrease) increase in Cash and Equivalents	(240)	572	(372)

Cash and equivalents at the beginning of year	1,087	515	887
Cash and equivalents at the end of year	847	1,087	515

(Decrease) increase in Cash and Equivalents	(240)	572	(372)

For supplemental information on cash and equivalents, see Note 2.a.

(1)	Includes (114), (103) and (262) corresponding to interest payments for the years ended December 31, 2007, 2006 and 2005, respectively.

Notes 1 to 4 and the accompanying Exhibits A and H to Schedule I and the primary financial statements of YPF, are an integral part of and should be read in conjunction with these statements.

ANTONIO GOMIS SÁEZ
4	Director

Schedule I

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”), except for the inclusion of Note 13 to the primary financial statements in the English translation.

In case of discrepancy, the financial statements filed with the CNV prevails over this translation.

YPF SOCIEDAD ANONIMA AND CONTROLLED AND JOINTLY CONTROLLED COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2007 AND COMPARATIVE INFORMATION

(amounts expressed in millions of Argentine pesos - Note 1 to the primary financial statements, except where otherwise indicated)

1.	CONSOLIDATED FINANCIAL STATEMENTS

Under General Resolution No. 368 from the Argentine Securities Commission (“CNV”), YPF Sociedad Anónima (the “Company” or “YPF”) discloses its consolidated financial statements, included in Schedule I, preceding its primary financial statements. Consolidated financial statements are supplemental and should be read in conjunction with the primary financial statements.

a)	Consolidation policies:

Following the methodology established by Technical Resolution No. 21 of the Argentine Federation of Professional Councils in Economic Sciences (“F.A.C.P.C.E.”), the Company has consolidated its balance sheets and the related statements of income and cash flows as follows:

–	Investments and income (loss) related to controlled companies in which YPF has the number of votes necessary to control corporate decisions are substituted for such companies’ assets, liabilities, net revenues, cost and expenses, which are aggregated to the Company’s balances after the elimination of intercompany profits, transactions, balances and other consolidation adjustments.

–	Investments and income (loss) related to companies in which YPF holds joint control are consolidated line by line on the basis of the Company’s proportionate share in their assets, liabilities, net revenues, cost and expenses, considering intercompany profits, transactions, balances and other consolidation adjustments.

Investments in companies under control and joint control are detailed in Exhibit C to the primary financial statements.

b)	Financial statements used for consolidation:

The consolidated financial statements are based upon the last available financial statements of those companies in which YPF holds control or joint control, taking into consideration, if applicable, significant subsequent events and transactions, available management information and transactions between YPF and the related companies which could have produced changes to their shareholders’ equity.

c) Valuation criteria:

In addition to the valuation criteria disclosed in the notes to YPF primary financial statements, the following additional valuation criteria have been applied in the preparation of the consolidated financial statements:

Fixed assets

Properties on foreign unproved reserves have been valued at cost and translated into pesos as detailed in Note 2.e to the primary financial statements. Capitalized costs related to unproved properties are reviewed periodically by Management to ensure that the carrying value does not exceed their estimated recoverable value.

Salaries and Social Security – Pension Plans and other Postretirement and Postemployment Benefits

YPF Holdings Inc., which has operations in the United States of America, has a number of trustee defined-benefits pension plans and postretirement and postemployment benefits.

The funding policy related to trustee pension plans is to contribute amounts to the plans sufficient to meet the minimum funding requirements under governmental regulations, plus such additional amounts as Management may determine to be appropriate. The benefits related to the plans were valued at net present value and accrued based on the years of active service of employees. The net liability for defined-benefits plans is disclosed as non-current liabilities in the “Salaries and social security” account and is the amount resulting from the sum of: the present value of the obligations, net of the fair value of the plan assets and net of the unrecognized actuarial losses generated since December 31, 2003. The unrecognized actuarial losses and gains are recognized as expense during the expected average remaining work of the employees participating in the plans and the life expectancy of the retired employees. The Company updates the actuarial assumptions at the end of each year.

YPF Holdings Inc. also has a noncontributory supplemental retirement plan for executive officers and other selected key employees.

YPF Holdings Inc. provides certain health care and life insurance benefits for eligible retired employees, and also certain insurance, and other postemployment benefits for eligible individuals in the case employment is terminated by YPF Holdings Inc. before their normal retirement. YPF Holdings Inc. accrues the estimated cost of retiree benefit payments during employees’ active service periods. Employees become eligible for these benefits if they meet minimum age and years of service requirements. YPF Holdings Inc. accounts for benefits provided when the minimum service period is met, payment of the benefit is probable and the amount of the benefit can be reasonably estimated.

Other postretirement and postemployment benefits are recorded as claims are incurred.

Recognition of revenues and costs of construction activities

Revenues and costs related to construction activities are accounted by the percentage of completion method. When adjustments in contract values or estimated costs are determined, any change from prior estimates is reflected in earnings in the current year. Anticipated losses on contracts in progress are expensed as soon as they become evident.

2.	ANALYSIS OF THE MAIN ACCOUNTS OF THE CONSOLIDATED FINANCIAL STATEMENTS

Details regarding the significant accounts included in the accompanying consolidated financial statements are as follows:

Consolidated Balance Sheet Accounts as of December 31, 2007 and Comparative Information

a)	Investments:

	2007				2006				2005
	Current		Noncurrent		Current		Noncurrent		Current		Noncurrent
Short-term investments and government securities	655	(1)	168	(3)	971	(1)	156	(3)	408	(1)	4
Long-term investments	—		837	(2)	—		843		—		802
Allowance for reduction in value of holdings in long-term investments	—		(206	) (2)	—		(211)		—		(311)

	655		799		971		788		408		495

(1)	Includes 651, 969 and 393 as of December 31, 2007, 2006 and 2005, respectively, with an original maturity of less than three months.
(2)	In addition to the amounts detailed in Exhibit C to the primary financial statements, includes interest in Gas Argentino S.A. (“GASA”). As of December 31, 2007, the shareholders and creditors of GASA have signed a debt resctructuring agreement, whose approval is pending by the National Antitrust Protection Board.
(3)	Restricted cash as of December 31, 2007 and 2006.

b)	Trade receivables:

	2007		2006		2005
	Current	Noncurrent	Current	Noncurrent	Current	Noncurrent
Accounts receivable	3,142	32	2,280	44	2,240	53
Related parties	533	—	391	—	352	—

	3,675	32	2,671	44	2,592	53
Allowance for doubtful trade receivables	(440)	—	(429)	—	(380)	—

	3,235	32	2,242	44	2,212	53

c)	Other receivables:

	2007			2006			2005
	Current		Noncurrent	Current		Noncurrent	Current		Noncurrent
Deferred income tax	—		517	—		510	—		452
Tax credits and export rebates	931		15	692		18	529		18
Trade	97		—	71		—	34		—
Prepaid expenses	111		60	130		73	66		95
Concessions charges	17		79	17		88	17		96
Related parties	2,681	(1)	—	3,883	(1)	—	3,139	(1)	371
Loans to clients	14		90	12		69	11		90
Advances to suppliers	132		—	65		—	40		—
From joint ventures and other agreements	62		—	46		—	1		—
Trust contribution under Decree No. 1,882/04	—		—	—		—	273		—
Miscellaneous	438		98	254		146	444		155

	4,483		859	5,170		904	4,554		1,277
Allowance for other doubtful accounts	(122)		—	(137)		—	(121)		—
Allowance for valuation of other receivables to their estimated realizable value	—		(50)	—		(52)	—		(54)

	4,361		809	5,033		852	4,433		1,223

(1)	In addition to amounts detailed in Note 3.c to the primary financial statements, mainly includes 51 with Repsol Netherlands Finance B.V. as of December 31, 2007, which accrues interest at 5.23%, 218 and 48 with Repsol International Finance B.V. and Repsol Netherlands Finance B.V., respectively, as of December 31, 2006 and 319 with Repsol International Finance B.V as of December 31, 2005.

d)	Inventories:

	2007	2006	2005
Refined products	1,612	1,047	747
Crude oil and natural gas	646	441	409
Products in process	46	47	19
Raw materials, packaging materials and others	269	162	140

	2,573	1,697	1,315

e)	Fixed assets:

	2007	2006	2005
Net book value of fixed assets (Exhibit A)	25,481	22,562	22,009
Allowance for unproductive exploratory drilling	(3)	(3)	(3)
Allowance for obsolescence of material and equipment	(44)	(46)	(48)

	25,434	22,513	21,958

f)	Accounts payable:

	2007		2006		2005
	Current	Noncurrent	Current	Noncurrent	Current	Noncurrent
Trade	3,131	21	2,617	27	2,071	30
Hydrocarbon wells abandonment obligations	395	2,316	233	2,210	—	1,419
Related parties	140	—	238	—	279	—
From joint ventures and other agreements	373	—	256	—	200	—
Environmental liabilities	137	166	93	164	48	200
Miscellaneous	163	39	58	47	334	266

	4,339	2,542	3,495	2,448	2,932	1,915

g)	Loans:

			2007		2006		2005
	Interest rates (1)	Principal maturity	Current	Noncurrent	Current	Noncurrent	Current	Noncurrent
Negotiable Obligations - YPF	9.13 - 10.00%	2009 - 2028	14	523	559	509	27	1,031
Other bank loans and other creditors	1.25 - 14.00%	2008	457	—	356	1	319	76

			471	523	915	510	346	1,107

(1)	Annual fixed interest rates as of December 31, 2007.

h)	Noncurrent salaries and social security:

Defined – benefit obligations and other benefits

	2007	2006	2005
Net present value of obligations	472	480	501
Fair value of assets	(247)	(226)	(199)
Deferred actuarial losses	(61)	(52)	(61)

Recognized net liabilities	164	202	241

Changes in the fair value of the defined-benefit obligations

	2007	2006	2005
Liabilities at the beginning of the year	480	501	479
Translation differences	15	5	5
Service cost	1	3	3
Interest cost	28	28	26
Actuarial losses	25	6	42
Benefits paid and terminations	(77)	(63)	(54)

Liabilities at the end of the year	472	480	501

Changes in the fair value of the plan assets

	2007	2006	2005
Fair value of assets at the beginning of the year	226	199	188
Translation differences	7	2	5
Expected return on assets	17	15	15
Actuarial (losses) gains	(1)	8	(6)
Employer and employees contributions	60	50	53
Benefits paid and terminations	(62)	(48)	(56)

Fair value of assets at the end of the year	247	226	199

Amounts recognized in the Statement of Income

	Income (Expense)
	2007	2006	2005
Service cost	1	3	3
Interest cost	28	28	26
Expected return on assets	(17)	(15)	(15)
Actuarial losses recognized in the year	1	2	1
Losses on terminations	8	4	1

Total recognized as other expense, net (Note 2.i)	21	22	16

Actuarial assumptions

	2007	2006	2005
Discount rate	6.5%	6%	5.75%
Expected return on assets	7%	7%	8.50%
Expected increase on salaries	N/A	5.5%	4.5 - 5.5%

Consolidated Statement of Income as of December 31, 2007 and Comparative Information

i)	Other expenses, net:

	Income (Expense)
	2007	2006	2005
Reserve for pending lawsuits and other claims	(194)	(173)	(180)
Environmental remediation – YPF Holdings Inc.	(206)	(136)	(54)
Defined benefits pension plans and other postretirement benefits (Note 2.h)	(21)	(22)	(16)
Miscellaneous	(18)	127	(295)

	(439)	(204)	(545)

3.	COMMITMENTS AND CONTINGENCIES IN CONTROLLED COMPANIES

Laws and regulations relating to health and environmental quality in the United States of America affect nearly all of the operations of YPF Holdings Inc. These laws and regulations set various standards regulating certain aspects of health and environmental quality, provide for penalties and other liabilities for the violation of such standards and establish in certain circumstances remedial obligations.

YPF Holdings Inc. believes that its policies and procedures in the area of pollution control, product safety and occupational health are adequate to prevent unreasonable risk of environmental and other damage, and of resulting financial liability, in connection with its business. Some risk of environmental and other damage is, however, inherent in particular operations of YPF Holdings Inc. and, as discussed below, Maxus Energy Corporation (“Maxus”) and Tierra Solutions Inc. (“Tierra”) (both controlled by YPF Holdings Inc.) could have certain potential liabilities associated with operations of Maxus’ former chemical subsidiary.

YPF Holdings Inc. cannot predict what environmental legislation or regulations will be enacted in the future or how existing or future laws or regulations will be administered or enforced. Compliance with more stringent laws or regulations, as well as more vigorous enforcement policies of the regulatory agencies, could in the future require material expenditures by YPF Holdings Inc. for the installation and operation of systems and equipment for remedial measures, possible dredging requirements and in certain other respects. Also, certain laws allow for recovery of natural resource damages from responsible parties and ordering the implementation of interim remedies to abate an imminent and substantial endangerment to the environment. Potential expenditures for any such actions cannot be reasonably estimated.

In connection with the sale of Maxus’ former chemical subsidiary, Diamond Shamrock Chemicals Company (“Chemicals”) to Occidental Petroleum Corporation (“Occidental”) in 1986, Maxus agreed to indemnify Chemicals and Occidental from and against certain liabilities relating to the business or activities of Chemicals, including environmental liabilities relating to chemical plants and waste disposal sites used by Chemicals prior to the selling date. Tierra has agreed to assume essentially all of Maxus’ aforesaid indemnity obligations to Occidental in respect of Chemicals.

As of December 31, 2007, reserves for the environmental contingencies and other claims totaled approximately 421. YPF Holdings Inc.’s Management believes it has adequately reserved for all environmental contingencies, which are probable and can be reasonably estimated as of such time; however, changes in circumstances, including new information or new requirements of governmental entities, could result in changes, including additions, to such reserves in the future. The most significant contingencies are described in the following paragraphs:

In the following discussion concerning plant sites and third party sites, references to YPF Holdings Inc. include, as appropriate and solely for ease of reference, references to Maxus and Tierra. As indicated above, Tierra is also a subsidiary of YPF Holdings Inc. and has assumed certain of Maxus’ obligations.

Newark, New Jersey. A consent decree, previously agreed upon by the U.S. Environmental Protection Agency (“EPA”), the New Jersey Department of Environmental Protection and Energy (“DEP”) and Occidental, as successor to Chemicals, was entered in 1990 by the United States District Court of New Jersey and requires implementation of a remedial action plan at Chemicals’ former Newark, New Jersey agricultural chemicals plant. The approved remedy has been completed and paid for by Tierra. This project is in the operation and maintenance phase. YPF Holdings Inc. has reserved approximately 49 as of December 31, 2007, in connection with such activities.

Passaic River, New Jersey. Studies have indicated that sediments of the Newark Bay watershed, including the Passaic River adjacent to the former Newark plant, are contaminated with hazardous chemicals from many sources. Maxus, forced to act on behalf of Occidental, negotiated an agreement with the EPA under which Tierra has conducted further testing and studies near the plant site. While some work remains, these studies were substantially completed in 2005. In addition:

–	The EPA and other agencies are addressing the lower Passaic River in a joint federal, state, local and private sector cooperative effort designated as the Lower Passaic River Restoration Project (“PRRP”). Tierra, along with other entities, participated in an initial remedial investigation and feasibility study (“RIFS”) in connection with the PRRP. The parties are discussing the possibility of further work with the EPA. The entities that have agreed to fund the RIFS have negotiated allocations of responsibility among themselves based on a number of considerations.

–	In 2003, the DEP issued Directive No. 1 to approximately 66 entities, including Occidental and Maxus and certain of their respective related entities. Directive No. 1 seeks to address natural resource damages allegedly resulting from almost 200 years of historic industrial and commercial development of the lower 17 miles of the Passaic River and a part of its watershed. Directive No. 1 asserts that the named entities are jointly and severally liable for the alleged natural resource damages without regard to fault. The DEP has asserted jurisdiction in this matter even though all or part of the lower Passaic River has been designated as a Superfund site and is a subject of the PRRP. Directive No. 1 calls for the following actions: interim compensatory restoration, injury identification, injury quantification and value determination. Maxus and Tierra responded to Directive No. 1 setting forth good faith defenses. Settlement discussions between the DEP and the named entities have been held; however, no agreement has been reached or is assured.

–	In 2004, the EPA and Occidental entered into an administrative order on consent (the “AOC”) pursuant to which Tierra (on behalf of Occidental) has agreed to conduct testing and studies to characterize contaminated sediment and biota in the Newark Bay. The initial field work on this study, which includes testing in the Newark Bay, has been substantially completed. Discussions with the EPA regarding additional work that might be required are underway.

–	In December 2005, the DEP issued a directive to Tierra, Maxus and Occidental directing said parties to pay the State of New Jersey’s costs of developing a Source Control Dredge Plan focused on allegedly dioxin-contaminated sediment in the lower six-mile portion of the Passaic River. The development of this plan is estimated by the DEP to cost approximately US$ 2 million. This directive was issued even though this portion of the lower Passaic River is a subject of the PRRP. The DEP has advised the recipients that (a) it is engaged in discussions with the EPA regarding the subject matter of the directive, and (b) they are not required to respond to the directive until otherwise notified.

–	In December 2005, the DEP sued YPF Holdings Inc., Tierra, Maxus and several affiliated entities, in addition to Occidental, in connection with dioxin contamination allegedly emanating from Chemicals’ former Newark plant and contaminating the lower portion of the Passaic River, Newark Bay, other nearby waterways and surrounding areas. The DEP seeks unspecified and punitive damages and other matters. The defendants have made responsive pleadings and filings.

–	In June 2007, EPA released a draft Focused Feasibility Study (the “FFS”) that outlines several alternatives for remedial action in the lower eight miles of the Passaic River. These alternatives range from no action, which would result in comparatively little cost, to extensive dredging and capping, which according to the draft FFS, EPA estimated could cost from US$ 0.9 billion to US$ 2.3 billion and are all described by EPA as involving proven technologies that could be carried out in the near term, without extensive research. Tierra, in conjunction with the other parties of the PRRP group, submitted comments on the draft FFS to EPA, as did other interested parties. In September 2007, EPA announced its intention to spend further time considering these comments, to issue a proposed plan for public comment by the middle of 2008 and to select a clean-up plan in the last quarter of 2008. Tierra will respond to any further EPA proposal as may be appropriate at the time.

–

In August 2007, the National Oceanic Atmospheric Administration (“NOAA”) sent a letter to the parties of the PRRP group, including Tierra and Occidental, requesting that the group enters into an agreement to conduct a cooperative assessment of natural resources damages in the Passaic River and Newark Bay. The PRRP group has responded through its common counsel requesting that discussions relating to such agreement be postponed until 2008, due in part to the pending FFS proposal by EPA. Tierra will continue to participate in the PRRP group with regard to this matter. In January 2008, the NOAA sent a letter to YPF S.A., YPF Holdings Inc., CLH Holdings Inc. and other entities, designating them as potentially responsible party (“PRP”).

As of December 31, 2007, there is a total of approximately 126 reserved in connection with the foregoing matters related to the Passaic River and surrounding area, comprising the estimated costs for studies, YPF Holdings Inc.’s best estimate of the cash flows it could incur in connection with remediation activities considering the studies performed by Tierra, and in addition certain other matters related to Passaic River and the Newark Bay. However, it is possible that other works, including interim remedial measures, may be ordered. In addition, at such time as more information is known about the aforesaid directives and litigation, additional costs may be required to be incurred or additional reserves may be required.

Hudson County, New Jersey. Until 1972, Chemicals operated a chromite ore processing plant at Kearny, New Jersey (“Kearny Plant”). According to the DEP, wastes from these ore processing operations were used as fill material at a number of sites in and near Hudson County. The DEP and Occidental, as successor to Chemicals, signed an administrative consent order with the DEP in 1990 for investigation and remediation work at certain chromite ore residue sites in Kearny and Secaucus, New Jersey.

Tierra, on behalf of Occidental, is presently performing the work and funding Occidental’s share of the cost of investigation and remediation of these sites and is providing financial assurance in the amount of US$ 20 million for performance of the work. The ultimate cost of remediation is uncertain. Tierra submitted its remedial investigation reports to the DEP in 2001, and the DEP continues to review the report.

Additionally, in May 2005, the DEP took two actions in connection with the chrome sites in Hudson and Essex Counties. First, the DEP issued a directive to Maxus, Occidental and two other chromium manufacturers directing them to arrange for the cleanup of chromite ore residue at three sites in Jersey City and the conduct of a study by paying the DEP a total of US$ 20 million. While YPF Holdings Inc. believes that Maxus is improperly named and there is little or no evidence that Chemicals’ chromite ore residue was sent to any of these sites, the DEP claims these companies are jointly and severally liable without regard to fault. Second, the State of New Jersey filed a lawsuit against Occidental and two other entities in state court in Hudson County seeking, among other things, cleanup of various sites where chromite ore residue is allegedly located, recovery of past costs incurred by the state at such sites (including in excess of US$ 2 million allegedly spent for investigations and studies) and, with respect to certain costs at 18 sites, treble damages. The DEP claims that the defendants are jointly and severally liable, without regard to fault, for much of the damages alleged. During mediation, the parties have engaged in discussion regarding possible settlement; however, there is no assurance that these discussions will be successful.

In November 2005, several environmental groups sent a notice of intent to sue the owners of the properties adjacent to the former Kearny Plant (the “Adjacent Property”), including among others Tierra, under the Resource Conservation and Recovery Act. The stated purpose of the lawsuit, if filed, would be to require the noticed parties to carry out measures to abate alleged endangerments to health and the environment emanating from the Adjacent Property. The parties have entered into an agreement that addresses the concerns of the environmental groups, and these groups have agreed, at least for now, not to file suit.

Pursuant to a request of the DEP, in the second half of 2006, Tierra and other parties tested the sediments in a portion of the Hackensack River near the former Kearny Plant. Whether additional work will be required, is expected to be determined once the results of this testing have been analyzed.

As of December 31, 2007, there is a total of approximately 60 reserved in connection with the foregoing chrome-related matters. The study of the levels of chromium in New Jersey has not been finalized, and the DEP is still reviewing the proposed action levels. The cost of addressing these chrome-related matters could increase depending upon the final soil action levels, the DEP’s response to Tierra’s reports and other developments.

Painesville, Ohio. In connection with the operation until 1976 of one chromite ore processing plant (“Chrome Plant”), from Chemicals, the Ohio Environmental Protection Agency (“OEPA”) ordered to conduct a Remedial Investigation and Feasibility Study (“RIFS”) at the former Painesville’s Plant area. Tierra has agreed to participate in the RIFS as required by the OEPA. Tierra submitted the remedial investigation report to the OEPA, which report was finalized in 2003. Tierra is submitting required feasibility reports separately. In addition, the OEPA has approved certain work, including the remediation of specific sites within the former Painesville Works area and work associated with the development plans discussed below (the “Remediation Work”). The Remediation Work has begun. As the OEPA approves additional projects for the site of the former Painesville Works, additional amounts may need to be reserved.

Over ten years ago, the former Painesville Works site was proposed for listing on the national Priority List under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended (“CERCLA”): however, the EPA has stated that the site will not be listed so long as it is satisfactorily addressed pursuant to the Director’s Order and OEPA’s programs. As of the date of issuance of these financial statements, the site has not been listed. YPF Holdings Inc. has reserved a total of 23 as of December 31, 2007 for its estimated share of the cost to perform the RIFS, the remediation work and other operation and maintenance activities at this site. The scope and nature of any further investigation or remediation that may be required cannot be determined at this time; however, as the RIFS progresses, YPF Holdings Inc. will continuously assess the condition of the Painesville’s plants works site and make any changes, including additions, to its reserve as may be required.

Third Party Sites. Pursuant to settlement agreements with the Port of Houston Authority and other parties, Tierra and Maxus are participating (on behalf of Chemicals) in the remediation of property adjoining Chemicals’ former Greens Bayou facility where DDT and certain other chemicals were manufactured. As of December 31, 2007, YPF Holdings Inc. has reserved 62 for its estimated share of future remediation activities associated with the Greens Bayou facility. Additionally, efforts have been initiated in connection with claims for natural resources damages. The amount of natural resources damages and the party’s obligations in respect thereof are unknown at the present time.

In June 2005, the EPA designated Maxus as a PRP at the Milwaukee Solvay Coke & Gas site in Milwaukee, Wisconsin. The basis for this designation is Maxus alleged status as the successor to Pickands Mather & Co. and Milwaukee Solvay Coke Co., companies that the EPA has asserted are former owners or operators of such site. Preliminarily work in connection with the RIFS of this site commenced in the second half of 2006. Maxus has reserved 1 as of December 31, 2007 for its estimated share of the costs of the RIFS. Maxus lacks sufficient information to determine additional exposure or costs, if any, it might have in respect of this site.

Maxus has agreed to defend Occidental, as successor to Chemicals, in respect of the Malone Services Company Superfund site in Galveston County, Texas. This site is a former waste disposal site where Chemicals is alleged to have sent waste products prior to September 1986. It is the subject of enforcement activities by the EPA. Although Occidental is one of many PRPs that have been identified and have agreed to an Administrative Order on Consent, Tierra (which is handling this matter on behalf of Maxus) presently believes the degree of Occidental’s alleged involvement as successor to Chemicals is relatively small.

Chemicals has also been designated as a PRP with respect to a number of third party sites where hazardous substances from Chemicals’ plant operations allegedly were disposed or have come to be located. At several of these, Chemicals has no known exposure. Although PRPs are typically jointly and severally liable for the cost of investigations, cleanups and other response costs, each has the right of contribution from other PRPs and, as a practical matter, cost sharing by PRPs is usually effected by agreement among them. At a number of these sites, the ultimate response cost and Chemicals’ share of such costs cannot be estimated at this time. As of December 31, 2007, YPF Holdings Inc. has reserved 7 in connection with its estimated share of costs related to these sites.

Black Lung Benefits Act Liabilities. The Black Lung Benefits Act provides monetary and medical benefits to miners disabled with black lung disease, and also provides benefits to the dependents of deceased miners if black lung disease caused or contributed to the miner’s death. As a result of the operations of its coal-mining subsidiaries, YPF Holdings Inc. is required to provide insurance of this benefit to former employees and their dependents. As of December 31, 2007, YPF Holdings Inc. has reserved 29 in connection with its estimate of these obligations.

Legal Proceedings. In 1998, a subsidiary of Occidental filed a lawsuit in state court in Ohio seeking a declaration of the parties’ rights with respect to obligations for certain costs allegedly related to Chemicals’ Ashtabula, Ohio facility, as well as certain other costs. A settlement of this matter was reached in March 2007, with those activities required by the settlement document completed in the second quarter of 2007.

In 2001, the Texas State Controller assessed Maxus approximately US$ 1 million in Texas state sales taxes for the period of September 1, 1995 through December 31, 1998, plus penalty and interest. In August 2004, the administrative law judge issued a decision affirming approximately US$ 1 million of such assessment, plus penalty and interest. YPF Holdings Inc. believes the decision is erroneous, has paid the revised tax assessment, penalty and interest (a total of approximately US$ 2 million under protest). Maxus filed suit in Texas state court in December 2004 challenging the administrative decision. The matter will be reviewed by a trial de novo in the court action.

In 2002, Occidental sued Maxus and Tierra in state court in Dallas, Texas seeking a declaration that Maxus and Tierra have the obligation under the agreement pursuant to which Maxus sold Chemicals to Occidental to defend and indemnify Occidental from and against certain historical obligations of Chemicals, including claims related to “Agent Orange” and vinyl chloride monomer (VCM), notwithstanding the fact that said agreement contains a 12-year cut-off for defense and indemnity obligations with respect to most litigation. Tierra was dismissed as a party, and the matter was tried in May 2006. The trial court decided that the 12-year cut-off period did not apply and entered judgment against Maxus. This decision was affirmed by the Court of Appeals in February 2008. This decision will require Maxus to accept responsibility of various matters which it has refused indemnification since 1998 which could result in the incurrence of material costs in addition to YPF Holdings Inc.’s current reserves for this matter. This decision will also require Maxus to reimburse Occidental for past costs on these matters. Maxus believes that its current reserves are adequate for these past costs. Maxus is currently evaluating the decision of the Court of Appeals. As of December 31, 2007 YPF Holdings Inc. has reserved 46 in respect to this matter.

In March 2005, Maxus agreed to defend Occidental, as successor to Chemicals, in respect of an action seeking the contribution of costs incurred in connection with the remediation of the Turtle Bayou waste disposal site in Liberty County, Texas. The plaintiffs alleged that certain wastes attributable to Chemicals found their way to the Turtle Bayou site. Trial for this matter was bifurcated, and in the liability phase Occidental and other parties were found severally, and not jointly, liable for waste products disposed of at this site. Trial in the allocation phase of this matter was completed in the second quarter of 2007, and the court has entered a decision setting Occidental’s liability at 18.73% of those costs incurred by one of the plaintiffs. Occidental’s motion for reconsideration of a portion of this decision has been filed with the court, and the parties are awaiting the court’s decision on this and other post-judgment motions. As of December 31, 2007, YPF Holdings Inc. has reserved 12 in respect of this matter.

In 2005, Skidmore Energy Company and others (“Skidmore”) have sued Maxus (U.S.) Exploration Company (“Maxus US”), a subsidiary of YPF Holdings Inc., in state court in Texas. Skidmore claims it was entitled to an assignment of approximately five oil and gas leases in the US Gulf of Mexico. Maxus US denies Skidmore’s claims. Maxus US and Skidmore have entered into an agreement to submit this matter to binding arbitration; the arbitration hearing was held from October 29, 2007, to November 1, 2007, with briefs submitted to the arbitration panel on November 6, 2007. The decision of the arbitration panel, holding that Skidmore should take nothing, was rendered on November 29, 2007.

YPF Holdings Inc., including its subsidiaries, is a party to various other lawsuits, the outcomes of which are not expected to have a material adverse effect on YPF’s financial condition. The Company has established reserves for legal contingencies in situations where a loss is probable and can be reasonably estimated.

YPF Holdings Inc. has entered into various operating agreements and capital commitments associated with the exploration and development of its oil and gas properties which are not material except those for the Neptune Prospect. Total commitments related to the development of the Neptune Prospect located in the vicinity of the Atwater Valley Area, Blocks 573, 574, 575, 617 and 618 are US$ 28 million for 2008.

4.	CONSOLIDATED BUSINESS SEGMENT INFORMATION

The Company organizes its business into four segments which comprise: the exploration and production, including contractual purchases of natural gas and crude oil purchases arising from service contracts and concession obligations, as well as, crude oil intersegment sales, natural gas and its derivatives sales and electric power generation (“Exploration and Production”); the refining, transport and marketing of crude oil to unrelated parties and refined products (“Refining and Marketing”); the petrochemical operations (“Chemical”); and other activities, not falling into these categories, are classified under “Corporate and Other”, which principally includes corporate administration costs and assets, construction activities and environmental remediation activities related to YPF Holdings Inc. is preceding operations (Note 3).

Operating income (loss) and assets for each segment have been determined after intersegment adjustments. Sales between business segments are made at internal transfer prices established by YPF.

	Exploration and Production	Refining and Marketing	Chemical	Corporate and Other	Consolidation Adjustments	Total
Year ended December 31, 2007
Net sales to unrelated parties	3,288	20,375	2,563	109	—	26,335
Net sales to related parties	724	2,045	—	—	—	2,769
Net intersegment sales	14,056	1,858	892	440	(17,246)	—

Net sales	18,068	24,278	3,455	549	(17,246)	29,104

Operating income (loss)	5,679	1,234	500	(620)	(136)	6,657
Income on long-term investments	18	16	—	—	—	34
Depreciation	3,616	377	92	54	—	4,139
Acquisitions of fixed assets	4,861	898	143	314	—	6,216
Assets	19,893	11,199	2,220	5,421	(631)	38,102

Year ended December 31, 2006
Net sales to unrelated parties	3,076	17,651	2,401	109	—	23,237
Net sales to related parties	774	1,624	—	—	—	2,398
Net intersegment sales	14,033	1,526	647	282	(16,488)	—

Net sales	17,883	20,801	3,048	391	(16,488)	25,635

Operating income (loss)	6,564	258	572	(540)	29	6,883
Income on long-term investments	167	16	—	—	—	183
Depreciation	3,263	329	85	41	—	3,718
Acquisitions of fixed assets	4,886	733	137	176	—	5,932
Assets	18,987	9,349	1,876	6,049	(867)	35,394

	Exploration and Production	Refining and Marketing	Chemical	Corporate and Other	Consolidation Adjustments	Total
Year ended December 31, 2005
Net sales to unrelated parties	2,910	15,791	2,062	87	—	20,850
Net sales to related parties	626	1,425	—	—	—	2,051
Net intersegment sales	11,659	962	207	243	(13,071)	—

Net sales	15,195	18,178	2,269	330	(13,071)	22,901

Operating income (loss)	7,140	1,900	542	(451)	30	9,161
Income (loss) on long-term investments	28	12	(1)	—	—	39
Depreciation	2,230	367	75	35	—	2,707
Acquisitions of fixed assets	3,706	541	104	108	—	4,459
Assets	17,911	8,807	1,658	4,818	(970)	32,224

Export sales for the years ended December 31, 2007, 2006 and 2005 were 8,400, 8,649 and 8,644, respectively. Export sales were mainly to the United States of America, Brazil and Chile.

ANTONIO GOMIS SÁEZ
17	Director

Schedule I

Exhibit A

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”), except for the inclusion of Note 13 to the primary financial statements in the English translation.

In case of discrepancy, the financial statements filed with the CNV prevails over this translation.

YPF SOCIEDAD ANONIMA AND CONTROLLED AND JOINTLY CONTROLLED COMPANIES

CONSOLIDATED BALANCE SHEET AS OF DECEMBER 31, 2007 AND COMPARATIVE INFORMATION

FIXED ASSETS EVOLUTION

(amounts expressed in millions of Argentine pesos - Note 1 to the primary financial statements)

	2007
	Cost
Main account	Amounts at beginning of year	Translation net effect (5)	Increases		Net decreases, transfers and reclassifications		Amounts at end of year
Land and buildings	2,326	—	—		65		2,391
Mineral property, wells and related equipment	42,534	9	82		8,970		51,595
Refinery equipment and petrochemical plants	8,650	—	108		469		9,227
Transportation equipment	1,850	—	—		37		1,887
Materials and equipment in warehouse	611	—	1,028		(848)		791
Drilling and work in progress	3,569	(3)	4,815		(3,764)		4,617
Exploratory drilling in progress	135	3	145		(136)		147
Furniture, fixtures and installations	556	—	6		60		622
Selling equipment	1,341	—	—		65		1,406
Other property	367	1	32		(23)		377

Total 2007	61,939	10	6,216	(2)	4,895	(1)(6)	73,060

Total 2006	61,812	2	5,932	(2)	(5,807	)(1)(6)	61,939

Total 2005	57,752	2	4,459	(2)	(401	)(1)	61,812

	2007								2006		2005
	Depreciation
Main account	Accumulated at beginning of year	Net decreases, transfers and reclassifications		Depreciation rate	Increases	Accumulated at end of year	Net book value		Net book value		Net book value
Land and buildings	1,053	(2)		2%	57	1,108	1,283		1,273		1,265
Mineral property, wells and related equipment	29,496	4,071		(4)	3,564	37,131	14,464	(3)	13,038	(3)	13,553	(3)
Refinery equipment and petrochemical plants	5,793	(1)		4 - 10%	347	6,139	3,088		2,857		2,998
Transportation equipment	1,273	(4)		4 - 5%	55	1,324	563		577		582
Materials and equipment in warehouse	—	—		—	—	—	791		611		420
Drilling and work in progress	—	—		—	—	—	4,617		3,569		2,571
Exploratory drilling in progress	—	—		—	—	—	147		135		188
Furniture, fixtures and installations	479	1		10%	43	523	99		77		49
Selling equipment	1,001	(2)		10%	57	1,056	350		340		314
Other property	282	—		10%	16	298	79		85		69

Total 2007	39,377	4,063	(1)(6)		4,139	47,579	25,481

Total 2006	39,803	(4,144	)(1)(6)		3,718	39,377			22,562

Total 2005	37,135	(39	)(1)		2,707	39,803					22,009

(1)	Includes 118, 194 and 86 of net book value charged to fixed assets allowances for the years ended December 31, 2007, 2006 and 2005, respectively.
(2)	Includes 53, 930 and 737 corresponding to the future cost of hydrocarbon wells abandonment obligations for the years ended December 31, 2007, 2006 and 2005, respectively.
(3)	Includes 851, 1,052 and 1,255 of mineral property as of December 31, 2007, 2006 and 2005, respectively.
(4)	Depreciation has been calculated according to the unit of production method.
(5)	Includes the net effect of the exchange differences arising from the translation of net book values at beginning of the year of fixed assets in foreign companies.
(6)	Includes 5,291 of acquisition cost and 4,094 of accumulated depreciation corresponding to oil and gas exploration and producing areas, which were disposed by sale as of December 31, 2006 (Note 2.d to the primary financial statements).

ANTONIO GOMIS SÁEZ
18	Director

Schedule I

Exhibit H

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”), except for the inclusion of Note 13 to the primary financial statements in the English translation.

In case of discrepancy, the financial statements filed with the CNV prevails over this translation.

YPF SOCIEDAD ANONIMA AND CONTROLLED AND JOINTLY CONTROLLED COMPANIES

CONSOLIDATED STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2007 AND COMPARATIVE INFORMATION

EXPENSES INCURRED

(amounts expressed in millions of Argentine pesos - Note 1 to the primary financial statements)

	2007					2006	2005
	Production costs	Administrative expenses	Selling expenses	Exploration expenses	Total	Total	Total
Salaries and social security taxes	824	186	170	45	1,225	971	758
Fees and compensation for services	174	295	42	6	517	399	270
Other personnel expenses	283	84	26	22	415	334	254
Taxes, charges and contributions	226	24	301	—	551	446	367
Royalties and easements	1,989	—	6	11	2,006	2,101	1,753
Insurance	106	3	13	4	126	122	86
Rental of real estate and equipment	331	4	60	1	396	323	272
Survey expenses	—	—	—	218	218	124	108
Depreciation of fixed assets	3,989	48	102	—	4,139	3,718	2,707
Industrial inputs, consumable materials and supplies	535	11	42	5	593	532	613
Operation services and other service contracts	535	15	82	45	677	664	396
Preservation, repair and maintenance	1,674	21	57	5	1,757	1,400	997
Contractual commitments	596	—	—	—	596	519	131
Unproductive exploratory drillings	—	—	—	144	144	199	70
Transportation, products and charges	790	—	1,023	—	1,813	1,488	1,376
Allowance for doubtful trade receivables	—	—	45	—	45	76	31
Publicity and advertising expenses	—	54	88	—	142	140	120
Fuel, gas, energy and miscellaneous	736	60	63	16	875	833	613

Total 2007	12,788	805	2,120	522	16,235

Total 2006	11,458	674	1,797	460		14,389

Total 2005	8,440	552	1,650	280			10,922

ANTONIO GOMIS SÁEZ
19	Director

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”), except for the inclusion of Note 13 to the primary financial statements in the English translation.

In case of discrepancy, the financial statements filed with the CNV prevails over this translation.

YPF SOCIEDAD ANONIMA

BALANCE SHEET AS OF DECEMBER 31, 2007 AND COMPARATIVE INFORMATION

(amounts expressed in millions of Argentine pesos - Note 1)

	2007	2006	2005
Current Assets
Cash	120	88	53
Investments (Note 3.a)	242	552	176
Trade receivables (Note 3.b)	3,148	2,138	2,085
Other receivables (Note 3.c)	4,937	5,116	3,795
Inventories (Note 3.d)	2,284	1,522	1,164
Other assets (Note 2.d)	—	1,128	—

Total current assets	10,731	10,544	7,273

Noncurrent Assets
Trade receivables (Note 3.b)	31	44	51
Other receivables (Note 3.c)	788	826	1,085
Investments (Note 3.a)	2,718	2,634	2,359
Fixed assets (Note 3.e)	23,585	20,893	20,495

Total noncurrent assets	27,122	24,397	23,990

Total assets	37,853	34,941	31,263

Current Liabilities
Accounts payable (Note 3.f)	5,115	3,968	3,038
Loans (Note 3.g)	288	813	297
Salaries and social security	167	162	119
Taxes payable	1,293	1,173	1,675
Net advances from crude oil purchasers (Note 3.h)	9	96	95
Reserves (Exhibit E)	323	206	164

Total current liabilities	7,195	6,418	5,388

Noncurrent Liabilities
Accounts payable (Note 3.f)	2,519	2,425	1,639
Loans (Note 3.g)	523	510	1,107
Taxes payable	8	10	13
Net advances from crude oil purchasers (Note 3.h)	—	7	101
Reserves (Exhibit E)	1,548	1,226	766

Total noncurrent liabilities	4,598	4,178	3,626

Total liabilities	11,793	10,596	9,014
Shareholders’ Equity (per corresponding statements)	26,060	24,345	22,249

Total liabilities and shareholders’ equity	37,853	34,941	31,263

Notes 1 to 13 and the accompanying Exhibits A, C, E, F, G and H and Schedule I are an integral part of these statements.

ANTONIO GOMIS SÁEZ
20	Director

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”), except for the inclusion of Note 13 to the primary financial statements in the English translation.

In case of discrepancy, the financial statements filed with the CNV prevails over this translation.

YPF SOCIEDAD ANONIMA

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2007 AND COMPARATIVE INFORMATION

(amounts expressed in millions of Argentine pesos, except for per share amounts in Argentine pesos - Note 1)

	2007	2006	2005
Net sales (Note 3.i)	27,192	23,717	21,308
Cost of sales (Exhibit F)	(18,116)	(14,935)	(10,540)

Gross profit	9,076	8,782	10,768

Administrative expenses (Exhibit H)	(688)	(588)	(479)
Selling expenses (Exhibit H)	(2,009)	(1,704)	(1,576)
Exploration expenses (Exhibit H)	(465)	(392)	(231)

Operating income	5,914	6,098	8,482

Income on long-term investments	169	519	194
Other expenses, net (Note 3.j)	(124)	(26)	(323)
Financial income (expense), net and holding gains:
Gains (Losses) on assets
Interests	272	297	189
Exchange differences	130	(10)	130
Holding gains on inventories	424	394	230
Losses on liabilities
Interests	(274)	(208)	(356)
Exchange differences	(58)	(61)	(47)
Income from sale of long-term investments	5	—	15
Reversal (impairment) of other current assets (Note 2.d)	69	(69)	—

Net income before income tax	6,527	6,934	8,514
Income tax (Note 3.k)	(2,441)	(2,477)	(3,152)

Net income	4,086	4,457	5,362

Earnings per share (Note 1)	10.39	11.33	13.63

Notes 1 to 13 and the accompanying Exhibits A, C, E, F, G and H and Schedule I are an integral part of these statements.

ANTONIO GOMIS SÁEZ
21	Director

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”), except for the inclusion of Note 13 to the primary financial statements in the English translation. In case of discrepancy, the financial statements filed with the CNV prevails over this translation.

YPF SOCIEDAD ANONIMA

STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2007 AND COMPARATIVE INFORMATION

(amounts expressed in millions of Argentine pesos except for per share amounts in Argentine pesos – Note 1)

	Shareholders’ contributions
	Subscribed capital	Adjustment to contributions	Issuance premiums	Total	Legal reserve	Deferred earnings	Reserve for future dividends	Unappropriated retained earnings	Total shareholders’ equity
Balance as of December 31, 2004	3,933	7,281	640	11,854	1,286	(119)	—	8,748	21,769
As decided by the Ordinary and Extraordinary Shareholders’ meeting of April 19, 2005:
– Cash dividends (Ps. 8 per share)	—	—	—	—	—	—	—	(3,147)	(3,147)
– Appropriation to Legal reserve	—	—	—	—	244	—	—	(244)	—
– Appropriation to Reserve for future dividends	—	—	—	—	—	—	1,731	(1,731)	—
As decided by the Board of Directors’ meeting of November 10, 2005:
– Cash dividends (Ps. 4.4 per share)	—	—	—	—	—	—	(1,731)	—	(1,731)
Net decrease in deferred earnings (Note 2.k)	—	—	—	—	—	(4)	—	—	(4)
Net income	—	—	—	—	—	—	—	5,362	5,362

Balance as of December 31, 2005	3,933	7,281	640	11,854	1,530	(123)	—	8,988	22,249
As decided by the Ordinary Shareholders’ meeting of April 28, 2006:
– Cash dividends (Ps. 6 per share)	—	—	—	—	—	—	—	(2,360)	(2,360)
– Appropriation to Legal reserve	—	—	—	—	267	—	—	(267)	—
– Appropriation to Reserve for future dividends	—	—	—	—	—	—	2,710	(2,710)	—
Net decrease in deferred earnings (Note 2.k)	—	—	—	—	—	(1)	—	—	(1)
Net income	—	—	—	—	—	—	—	4,457	4,457

Balance as of December 31, 2006	3,933	7,281	640	11,854	1,797	(124)	2,710	8,108	24,345
As decided by the Board of Directors’ meeting of March 6, 2007:
– Cash dividends (Ps. 6 per share)	—	—	—	—	—	—	(2,360)	—	(2,360)
As decided by the Ordinary Shareholders’ meeting of April 13, 2007:
– Appropriation to Legal reserve	—	—	—	—	223	—	—	(223)	—
– Appropriation to Reserve for future dividends	—	—	—	—	—	—	4,234	(4,234)	—
Net decrease in deferred earnings (Note 2.k)	—	—	—	—	—	(11)	—	—	(11)
Net income	—	—	—	—	—	—	—	4,086	4,086

Balance as of December 31, 2007	3,933	7,281	640	11,854	2,020	(135)	4,584	7,737	26,060

Notes 1 to 13 and the accompanying Exhibits A, C, E, F, G and H and Schedule I are an integral part of these statements.

ANTONIO GOMIS SÁEZ
Director

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”), except for the inclusion of Note 13 to the primary financial statements in the English translation. In case of discrepancy, the financial statements filed with the CNV prevails over this translation.

YPF SOCIEDAD ANONIMA

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2007 AND COMPARATIVE INFORMATION

(amounts expressed in millions of Argentine pesos - Note 1)

	2007	2006	2005
Cash Flows from Operating Activities
Net income	4,086	4,457	5,362
Adjustments to reconcile net income to net cash flows provided by operating activities:
Income on long-term investments	(169)	(519)	(194)
Dividends from long-term investments	512	434	303
(Reversal) impairment of other current assets	(69)	69	—
Incomes from sales of long-term investments	(5)	—	(15)
Depreciation of fixed assets	4,035	3,614	2,606
Consumption of materials and fixed assets retired, net of allowances	206	263	246
Increase in allowances for fixed assets	116	192	74
Income tax	2,441	2,477	3,152
Income tax payments	(1,991)	(2,628)	(3,116)
Increase in reserves	923	760	321
Changes in assets and liabilities:
Trade receivables	(997)	(46)	(123)
Other receivables	359	(929)	(307)
Inventories	(762)	(358)	(159)
Accounts payable	554	449	660
Salaries and social security	5	43	29
Taxes payable	(340)	(411)	(324)
Net advances from crude oil purchasers	(93)	(90)	(705)
Decrease in reserves	(484)	(258)	(79)
Interests, exchange differences and others	150	94	31

Net cash flows provided by operating activities	8,477 (1)	7,613 (1)	7,762 (1)

Cash Flows from Investing Activities
Acquisitions of fixed assets	(5,799)	(4,746)	(3,606)
Capital distribution from long-term investments	—	—	8
Capital contributions in long-term investments	(61)	(1)	—
Proceeds from sales of long-term investments	6	—	454
Investments (non cash and equivalents)	(2)	13	(2)

Net cash flows used in investing activities	(5,856)	(4,734)	(3,146)

Cash Flows from Financing Activities
Payment of loans	(1,594)	(854)	(180)
Proceeds from loans	1,053	759	222
Dividends paid	(2,360)	(2,360)	(4,878)

Net cash flows used in financing activities	(2,901)	(2,455)	(4,836)

(Decrease) increase in Cash and Equivalents	(280)	424	(220)

Cash and equivalents at the beginning of year	638	214	434
Cash and equivalents at the end of year	358	638	214

(Decrease) increase in Cash and Equivalents	(280)	424	(220)

For supplemental information on cash and equivalents, see Note 3.a.

(1)	Includes (105), (100) and (168) corresponding to interest payments for the years ended December 31, 2007, 2006 and 2005, respectively.

Notes 1 to 13 and the accompanying Exhibits A, C, E, F, G and H and Schedule I are an integral part of these statements.

ANTONIO GOMIS SÁEZ
Director

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”), except for the inclusion of Note 13 to the primary financial statements in the English translation. In case of discrepancy, the financial statements filed with the CNV prevails over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2007 AND COMPARATIVE INFORMATION

(amounts expressed in millions of Argentine pesos, except where otherwise indicated - Note 1)

1.	SIGNIFICANT ACCOUNTING POLICIES

The financial statements of YPF Sociedad Anónima have been prepared in accordance with generally accepted accounting principles in Argentina, considering the regulations of the CNV.

Presentation of financial statements in constant Argentine pesos

The financial statements reflect the effect of changes in the purchasing power of money by the application of the method for remeasurement in constant Argentine pesos set forth in Technical Resolution No. 6 of the F.A.C.P.C.E. and taking into consideration General Resolution No. 441 of the CNV, which established the discontinuation of the remeasurement of financial statements in constant Argentine pesos as from March 1, 2003.

Cash and equivalents

In the statements of cash flows, the Company considers cash and all highly liquid investments with an original maturity of less than three months to be cash and equivalents.

Revenue recognition criteria

Revenue is recognized on sales of crude oil, refined products and natural gas, in each case, when title and risks are transferred to the customer.

Joint ventures and other agreements

The Company’s interests in oil and gas related joint ventures and other agreements involved in oil and gas exploration and production have been consolidated line by line on the basis of the Company’s proportional share in their assets, liabilities, revenues, costs and expenses (Note 6).

Production concessions and exploration permits

According to Argentine Law No. 24,145 issued in November 1992, YPF’s areas were converted into production concessions and exploration permits under Law No. 17,319, which has been currently amended by Law No. 26,197, pursuant to these laws, the hydrocarbon reservoirs located in argentine onshore territories and offshore continental shelf, belong to national or provincial governments, depending on the location. Exploration permits may have a term of up to 17 years and production concessions have a term of 25 years, which may be extended for an additional ten-year term.

Fair value of financial instruments and concentration of credit risk

The carrying value of cash, current investments and trade receivables approximates its fair value due to the short maturity of these instruments. Furthermore, the fair value of loans receivable, which has been estimated based on current interest rates offered to the Company at the end of each period or year, for investments with the same remaining maturity, approximates its carrying value. As of December 31, 2007, 2006 y 2005 the fair value of loans payable estimated based on market prices or current interest rates at the end of each year amounted to 866, 1,392 and 1,497, respectively.

Financial instruments that potentially expose the Company to concentration of credit risk consist primarily of cash, current investments, accounts receivable and other receivables. The Company invests cash excess primarily in high liquid investments in financial institutions both in Argentina and abroad with strong credit rating and providing credit to foreign related parties. In the normal course of business, the Company provides credit based on ongoing credit evaluations to its customers and certain related parties. Additionally, the Company accounts for credit losses based on specific information of its clients. Credit risk on trade receivables is limited, as a result of the Company’s large customer base.

Since counterparties to the Company’s derivative transactions are major financial institutions with strong credit rating, exposure to credit losses in the event of nonperformance by such counterparties is minimal.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires Management to make estimates and assumptions that affect reported assets, liabilities, revenues and expenses and disclosure of contingencies. Future results could differ from the estimations made by Management.

Earnings per share

Earnings per share have been calculated based on the 393,312,793 shares outstanding during the years ended as of December 31, 2007, 2006 and 2005.

2.	VALUATION CRITERIA

The principal valuation criteria used in the preparation of the financial statements are as follows:

a)	Cash:

–	Amounts in Argentine pesos have been stated at face value.

–	Amounts in foreign currencies have been valued at the relevant exchange rates as of the end of each period or year, as applicable. Exchange differences have been credited (charged) to current income.

b)	Current investments, trade and other receivables and payables:

–	Amounts in Argentine pesos have been stated at face value, which includes accrued interest through the end of each year, if applicable. Mutual funds have been valued at fair value as of the end of each period or year. When required by generally accepted accounting principles, discounted value does not differ significantly from their face value as of the end of each year.

–	Amounts in foreign currency have been valued at face value at the relevant exchange rates in effect as of the end of each period or year, including accrued interest, if applicable. Exchange differences have been credited (charged) to current income. Mutual funds have been valued at fair valued at the relevant exchange rate in effect as of the end of each period or year. Investments in government securities have been valued at its fair value as of the end of each year. Additional information on assets and liabilities denominated in foreign currency is disclosed in Exhibit G.

If applicable, allowances have been made to reduce receivables to their estimated realizable value.

c)	Inventories:

–	Refined products, products in process, crude oil and natural gas have been valued at replacement cost as of the end of each year.

–	Raw materials and packaging materials have been valued at cost, which does not differ significantly from its replacement cost as of the end of each year.

Valuation of inventories does not exceed their estimated realizable value.

d)	Other assets:

Includes oil and gas exploration and producing fields held for sale as of December 31, 2006, which had been valued at the lower of their carrying amount and fair value less cost to sell. In April 2007, the Company decided to suspend the selling process of those assets and transferred their book value as fixed assets held for use.

e)	Noncurrent investments:

These include the Company’s investments in companies under control, joint control or significant influence and holdings in other companies. These investments are detailed in Exhibit C and have been valued using the equity method, except for holdings in other companies, which have been valued at its acquisition cost remeasured as detailed in Note 1.

Investments in Gasoducto del Pacífico (Argentina) S.A., Gasoducto del Pacífico (Cayman) Ltd. and Oleoducto Trasandino (Chile) S.A., where less than 20% direct or indirect interest is held, are accounted by the equity method since YPF exercises significant influence over these companies in making operation and financial decisions based on its representation on the Boards of Directors and/or the significant transactions between YPF and such companies.

If applicable, allowances have been made to reduce investments to their estimated recoverable value. The main factors for the recognized impairment were the devaluation of the Argentine peso, certain events of debt default and the de-dollarization and freezing of utility rates.

Foreign subsidiaries in which YPF participates have been defined as non-integrated companies as they collect cash and other monetary items, incur expenses and generate income. Corresponding assets and liabilities have been translated into Argentine pesos at the exchange rate prevailing as of the end of each year. Income statements have been translated using the relevant exchange rate at the date of each transaction. Exchange differences arising from the translation process have been included as a component of shareholder’s equity in the account “Deferred earnings”, which will be maintained until the sale or complete or partial reimbursement of capital of the related investment occur.

Holdings in preferred shares have been valued as defined in the respective bylaws.

Investments in companies with negative shareholders’ equity were disclosed in the “Accounts payable” account in the balance sheet provided that the Company has the intention to provide the corresponding financial support.

If necessary, adjustments have been made to conform the accounting principles used by controlled, jointly controlled or under significant influence companies to those of the Company. Main adjustments are related to the application of the general accepted accounting principles in Argentina to foreign related companies’ financial statements.

The investments in companies under control, joint control or significant influence, have been valued based upon the last available financial statements of these companies as of the end of each year, taking into consideration, if applicable, significant subsequent events and transactions, available management information and transactions between YPF and the related company which have produced changes on the latter’s shareholders’ equity.

The Company includes supplemental consolidated financial statements as part of the primary financial statements (Schedule I).

As from the effective date of Law No. 25,063, dividends, either in cash or in kind, that the Company receives from investments in other companies and which are in excess of the accumulated taxable income that these companies carry upon distribution shall be subject to a 35% income tax withholding as a sole and final payment. YPF has not recorded any charge for this tax since it has estimated that dividends from earnings recorded by the equity method would not be subject to such tax.

f)	Fixed assets:

Fixed assets have been valued at acquisition cost remeasured as detailed in Note 1, less related accumulated depreciation. Depreciation rates, representative of the useful life assigned, applicable to each class of asset, are disclosed in Exhibit A. For those assets whose construction requires an extended period of time, financial costs corresponding to third parties’ financing have been capitalized during the assets’ construction period.

Oil and gas producing activities

–	The Company follows the “successful effort” method of accounting for its oil and gas exploration and production operations. Accordingly, exploratory costs, excluding the costs of exploratory wells, have been charged to expense as incurred. Costs of drilling exploratory wells, including stratigraphic test wells, have been capitalized pending determination as to whether the wells have found proved reserves that justify commercial development. If such reserves were not found, the mentioned costs are charged to expense. Occasionally, an exploratory well may be determined to have found oil and gas reserves, but classification of those reserves as proved cannot be made when drilling is completed. In those cases, the cost of drilling the exploratory well shall continue to be capitalized if the well has found a sufficient quantity of reserves to justify its completion as a producing well and the enterprise is making sufficient progress assessing the reserves and the economic and operating viability of the project. If any of the mentioned conditions is not met, cost of drilling exploratory wells is charged to expense. As of December 31, 2007, the Company has only one exploratory well capitalized for more than one year after the completion of the drilling. As of the date of the issuance of these financial statements, the Company has contracted external advisors in order to assess the feasibility of the project and the economic viability of the well. The capitalized cost of the project amounts to approximately 43. The Company expects to have the result of the above mentioned assessment in the first half of 2008.

–	Intangible drilling costs applicable to productive wells and to developmental dry holes, as well as tangible equipment costs related to the development of oil and gas reserves, have been capitalized.

–	The capitalized costs related to producing activities have been depreciated by field on the unit-of-production basis by applying the ratio of produced oil and gas to estimate recoverable proved and developed oil and gas reserves.

–	The capitalized costs related to acquisitions of properties with proved reserves have been depreciated by field on the unit-of-production basis by applying the ratio of produced oil and gas to proved oil and gas reserves.

–	Revisions of crude oil and natural gas proved reserves are considered prospectively in the calculation of depreciation. Revisions in estimates of reserves are performed at least once a year. Additionally, estimates of reserves are audited by independent petroleum engineers on a three-year rotation plan.

–	Costs related to hydrocarbon wells abandonment obligations are capitalized along with the related assets, and are depreciated using the unit-of-production method. As compensation, a liability is recognized for this concept at the estimated value of the discounted payable amounts. Revisions of the payable amounts are performed at the end of each fiscal year upon consideration of the current costs incurred in abandonment obligations on a field-by-field basis or other external available information if abandonment obligations were not performed. Due to the number of the wells in operation and/or not abandoned and likewise the complexity with respect to different geographic areas where the wells are located, the current costs incurred in plugging are used for estimating the plugging cost of the wells pending abandonment. Current costs incurred are the best source of information at the end of each fiscal year in order to make the best estimate of asset retirement obligations.

Other fixed assets

–	The Company’s other fixed assets are depreciated using the straight-line method, with depreciation rates based on the estimated useful life of each class of property.

Fixed assets’ maintenance and repairs have been charged to expense as incurred.

Major inspections of refineries, necessary to continue to operate the related assets, are capitalized and depreciated using the straight-line method during the estimated period of operation before next major inspection.

Renewals and betterments that materially extend the useful life and/or increase the productive capacity of properties are capitalized. As fixed assets are retired, the related cost and accumulated depreciation are eliminated from the balance sheet.

The Company capitalizes the costs incurred in limiting, neutralizing or preventing environmental pollution only in those cases in which at least one of the following conditions is met: (a) the expenditure improves the safety or efficiency of an operating plant (or other productive asset); (b) the expenditure prevents or limits environmental pollution at operating facilities; or (c) the expenditures are incurred to prepare assets for sale and do not raise the assets’ carrying value above their estimated recoverable value.

The carrying value of the fixed asset of each business segment, as defined in Note 4 to the consolidated financial statements, does not exceed their estimated recoverable value.

g)	Taxes, withholdings and royalties:

Income tax and tax on minimum presumed income

The Company recognizes the income tax applying the liability method, which considers the effect of the temporary differences between the financial and tax basis of assets and liabilities and the tax loss carryforwards and other tax credits, which may be used to offset future taxable income, at the current statutory rate of 35%.

In deferred income tax computations, the difference between the book value of fixed assets remeasured into constant Argentine pesos and their corresponding historical cost used for tax purposes is a temporary difference to be considered in deferred income tax computations. However, generally accepted accounting principles in Argentina allow the option to disclose the mentioned effect in a note to the financial statements. The Company adopted this latter criterion (Note 3.k).

Additionally, the Company calculates tax on minimum presumed income applying the current 1% tax rate to taxable assets as of the end of each year. This tax complements income tax. The Company’s tax liability will coincide with the higher between the determination of tax on minimum presumed income and the Company’s tax liability related to income tax, calculated applying the current 35% income tax rate to taxable income for the year. However, if the tax on minimum presumed income exceeds income tax during one tax year, such excess may be computed as prepayment of any income tax excess over the tax on minimum presumed income that may be generated in the next ten years.

For the years ended December 31, 2007, 2006 and 2005, the amounts determined as current income tax were higher than tax on minimum presumed income and they were included in the “Income tax” account of the income statements of each year.

Royalties and withholding systems for hydrocarbon exports

A 12% royalty is payable on the estimated value at the wellhead of crude oil production and the natural gas volumes commercialized. The estimated value is calculated based upon the approximate sale price of the crude oil and gas produced, less the costs of transportation and storage. Notwithstanding, in January 2008, the Secretariat of Energy issued the Disposition No. 1, providing certain guidelines to calculate the royalties of crude oil. The company is currently analyzing the Disposition No. 1, therefore it is not possible to assert wheter such regulation is in conflict with the provisions of Law No. 17,319 as amended.

Royalty expense is accounted for as a production cost.

Law No. 25,561 on Public Emergency and Exchange System Reform, issued in January 2002, established new duties for hydrocarbon exports for a five year-period. In January 2007, Law No. 26,217 extended this export withholding system for an additional five-year period and also established specifically that this regime is also applicable to exports from Tierra del Fuego province, which were previously exempted from such regime. On July 25, 2006, Resolution No. 534/2006 of the Ministry of Economy and Production entered in force, raising the natural gas withholding rate from 20% to 45% and establishing the natural gas import price from Bolivia as the basis for its determination. YPF is negotiating with its export clients the effect of the above mentioned increase and the transfer of a significant part of these incremental costs to them. On November 16, 2007, the Ministry of Economy and Production published Resolution No. 394/2007, modifying the withholding regime on exports of crude oil and other crude oil derivative products. The new regime provides the reference prices and floor prices which in conjunction with the West Texas Intermediate price (“WTI”), determine the export rate for each product. In case of crude oil, when the WTI exceeds the reference price, which is fixed at US$ 60.9 per barrel, the producer is allowed to collect a floor price of US$ 42 per barrel, depending on the quality of the crude oil sold, with the remainder being withheld by the Argentine Government. If the WTI is under the reference price but over US$ 45 per barrel, a 45% withholding rate will apply. If such price is under US$ 45 per barrel, the Government will have to determine the export rate within a term of 90 business days. The withholding rate determined as indicated above for crude oil, also currently applies to diesel, gasoline products and other crude oil derivative products. In addition, the calculation procedure above mentioned also applies to other petroleum products and lubricants, considering different reference and floor prices disclosed in the mentioned resolution.

Hydrocarbon export withholdings are charged to the “Net sales” account of the statement of income.

h)	Allowances and reserves:

–	Allowances: amounts have been provided in order to reduce the valuation of trade receivables, other receivables, noncurrent investments and fixed assets based on analysis of doubtful accounts and on the estimated recoverable value of these assets.

–	Reserves for losses: amounts have been provided for various contingencies which are probable and can be reasonably estimated, based on Management’s expectations and in consultation with legal counsels. Reserves for losses are require to be accounted for at the discounted value as of the end of each year, however, as their face value does not differ significantly from discounted values, they are recorded at face value.

The activity in the allowances and reserves accounts is set forth in Exhibit E.

i)	Environmental liabilities:

Environmental liabilities are recorded when environmental assessments and/or remediation are probable and can be reasonably estimated. Such estimates are based on either detailed feasibility studies of remediation approach and cost for individual sites or on the Company’s estimate of costs to be incurred based on historical experience and available information based on the stage of assessment and/or remediation of each site. As additional information becomes available regarding each site or as environmental standards change, the Company revises its estimate of costs to be incurred in environmental assessment and/or remediation matters.

j)	Derivative instruments:

Although YPF does not use derivative instruments to hedge the effects of fluctuations in market prices, as of December 31, 2007, the Company maintains a price swap agreement that hedges the fair value of the crude oil future committed deliveries under the forward crude oil sale agreement mentioned in Note 9.c (“hedged item”). Under this price swap agreement the Company will receive variable selling prices, which will depend upon market prices and will pay fixed prices. As of December 31, 2007, approximately 1 million of barrels of crude oil are hedged under this agreement.

This fair value hedge is carried at fair value and is disclosed in the “Net advances from crude oil purchasers” account in the balance sheet. Changes in fair value are recognized in earnings together with the offsetting loss or gain from changes in the fair value of the hedged item caused by the risk being hedged. As hedge relationship is effective, changes in the fair value of this derivative instrument and of the hedged item do not have effect on net income.

k)	Shareholders’ equity accounts:

These accounts have been stated in Argentine pesos as detailed in Note 1, except for “Subscribed Capital” account, which is stated at its historical value. The adjustment required to state this account in constant Argentine pesos is disclosed in the “Adjustment to Contributions” account.

The account “Deferred earnings” includes the effect generated by the translation into pesos of investments in foreign companies.

l)	Statements of income accounts:

The amounts included in the income statement accounts have been recorded by applying the following criteria:

–	Accounts which accumulate monetary transactions at their face value.

–	Cost of sales has been calculated by computing units sold in each month at the replacement cost of that month.

–	Depreciation of nonmonetary assets, valued at acquisition cost, has been recorded based on the remeasured cost of such assets as detailed in Note 1.

–	Holding gains (losses) on inventories valued at replacement cost have been included in the “Holding gains on inventories” account.

–	Income (Loss) on long-term investments in which control, joint control or significant influence is held, has been calculated on the basis of the income (loss) of those companies and was included in the “Income on long-term investments” account.

3.	ANALYSIS OF THE MAIN ACCOUNTS OF THE FINANCIAL STATEMENTS

Details regarding significant accounts included in the accompanying financial statements are as follows:

Balance Sheet accounts as of December 31, 2007 and Comparative Information

a)	Investments:

	2007			2006			2005
	Current		Noncurrent	Current		Noncurrent	Current		Noncurrent
Short-term investments and government securities	242	(1)(2)	—	552	(1)	—	176	(1)	—
Long-term investments (Exhibit C)	—		2,743	—		2,659	—		2,544
Allowance for reduction in value of holdings in long-term investments (Exhibit E)	—		(25)	—		(25)	—		(185)

	242		2,718	552		2,634	176		2,359

(1)	Includes 238, 550 and 161 as of December 31, 2007, 2006 and 2005, respectively, with an original maturity of less than three months.
(2)	Accrues interest at annual fixed rates between 2.56% and 14.35%.

b)	Trade receivables:

	2007			2006		2005
	Current		Noncurrent	Current	Noncurrent	Current	Noncurrent
Accounts receivable	2,882	(2)	31	2,061	44	2,008	51
Related parties (Note 7)	699		—	496	—	447	—

	3,581	(1)	31	2,557	44	2,455	51
Allowance for doubtful trade receivables (Exhibit E)	(433)		—	(419)	—	(370)	—

	3,148		31	2,138	44	2,085	51

(1)	Includes 274 in litigation, 519 less than three months past due, 204 in excess of three months past due, 2,562 due within three months and 22 due after three months.
(2)	Includes approximately 410 owed by the Argentine Government in relation to the Energy Substitution Program (ESP).

c)	Other receivables:

	2007				2006		2005
	Current		Noncurrent		Current	Noncurrent	Current	Noncurrent
Deferred income tax (Note 3.k)	—		508		—	500	—	443
Tax credits and export rebates	819		15		588	16	496	16
Trade	94		—		70	—	31	—
Prepaid expenses	102		53		76	64	54	90
Concessions charges	17		79		17	88	17	96
Related parties (Note 7)	3,426	(3)	—		4,199	—	2,830	267
Loans to clients	14		90		12	69	11	90
Advances to suppliers	122		—		62	—	35	—
From joint ventures and other agreements	62		—		46	—	1	—
Trust contribution under Decree No. 1,882/04	—		—		—	—	273	—
Miscellaneous	390		92		162	140	166	137

	5,046	(1)	837	(2)	5,232	877	3,914	1,139
Allowance for other doubtful accounts (Exhibit E)	(109)		—		(116)	—	(119)	—
Allowance for valuation of other receivables to their estimated realizable value (Exhibit E)	—		(49)		—	(51)	—	(54)

	4,937		788		5,116	826	3,795	1,085

(1)	Includes 41 of less than three months past due, 246 in excess of three months past due and 4,759 due as follows: 3,290 from one to three months, 1,008 from three to six months, 150 from six to nine months and 311 from nine to twelve months.
(2)	Includes 745 due from one to two years, 76 due from two to three years and 16 due after three years.
(3)	Includes 1,427 with Repsol International Finance B.V. that accrues variable interest at LIBOR plus 0.2%, 1,102 with Repsol YPF Brasil S.A. which accrues variable interest at LIBOR plus 1.5% and 867 with YPF Holdings Inc. that accrues variable interest at LIBOR plus 0.4%.

d)	Inventories:

	2007	2006	2005
Refined products	1,444	946	660
Crude oil and natural gas	631	430	394
Products in process	46	47	18
Raw materials and packaging materials	163	99	92

	2,284	1,522	1,164

e)	Fixed assets:

	2007	2006	2005
Net book value of fixed assets (Exhibit A)	23,632	20,942	20,546
Allowance for unproductive exploratory drilling (Exhibit E)	(3)	(3)	(3)
Allowance for obsolescence of material and equipment (Exhibit E)	(44)	(46)	(48)

	23,585	20,893	20,495

f)	Accounts payable:

	2007				2006			2005
	Current		Noncurrent		Current		Noncurrent	Current	Noncurrent
Trade	2,804		12		2,425		17	1,792	20
Hydrocarbon wells abandonment obligations	395		2,303		233	(3)	2,198	—	1,419
Related parties (Note 7)	277		—		247		—	417	—
Investment in controlled company – YPF Holdings Inc.	1,124		—		705		—	460	—
From joint ventures and other agreements	373		—		256		—	200	—
Environmental liabilities (Note 9.b)	137		166		93		164	48	200
Miscellaneous	5		38		9		46	121	—

	5,115	(1)	2,519	(2)	3,968		2,425	3,038	1,639

(1)	Includes 4,713 due within three months, 132 due from three to six months and 270 due after six months.
(2)	Includes 458 due from one to two years and 2,061 due after two years.
(3)	Corresponds to the hydrocarbon wells abandonment obligations associated with other current assets (Note 2.d).

g)	Loans:

	Interest Rates(1)	Principal Maturity	2007		2006		2005
			Current	Noncurrent	Current	Noncurrent	Current	Noncurrent
Negotiable Obligations (2)	9.13 - 10.00%	2009 - 2028	14	523	559	509	27	1,031
Other bank loans and other creditors	1.25 - 6.00%	2008	274	—	254	1	270	76

			288	523	813	510	297	1,107

(1)	Annual fixed interest rates as of December 31, 2007.
(2)	Disclosed net of 500, 873 and 864, corresponding to YPF outstanding negotiable obligations repurchased through open market transactions as of December 31, 2007, 2006 and 2005, respectively.

The maturities of the Company’s current and noncurrent loans, as of December 31, 2007, are as follows:

	From 1 to 3 months	From 3 to 6 months	Total
Current loans	56	232	288

	From 1 to 2 years	Over 5 years	Total
Noncurrent loans	318	205	523

Details regarding the Negotiable Obligations of the Company are as follows:

M.T.N. Program	Issuance		Fixed Interest Rates	Principal Maturity	Book Value
(in millions)					2007		2006		2005
	Year	Principal Value			Current	Noncurrent	Current	Noncurrent	Current	Noncurrent
US$ 1,000	1997	US$ 300	—	—	—	—	546	—	14	527
US$ 1,000	1998	US$ 100	10.00%	2028	4	205	3	199	3	197
US$ 1,000	1999	US$ 225	9.13%	2009	10	318	10	310	10	307

					14	523	559	509	27	1,031

In connection with the issuance of the Negotiable Obligations, the Company has agreed for itself and its controlled companies to certain covenants, including among others, to pay all liabilities at their maturity and not to create other encumbrances that exceed 15% of total consolidated assets. If the Company does not comply with any covenant, the trustee or the holders of not less than 25% in aggregate principal amount of each outstanding Negotiable Obligations may declare the principal and accrued interest immediately due and payable.

Financial debt contains customary covenants for contracts of this nature, including negative pledge, material adverse change and cross-default clauses. Almost all of YPF’s total outstanding debt is subject to cross-default provisions, which may be triggered if an event of default occurs with respect to the payment of principal or interest on indebtedness equal to or exceeding US$ 20 million.

The Shareholders’ Meeting held on January 8, 2008, approved a Notes Program for an amount up to US$ 1,000 million. The proceeds of these offerings shall be used exclusively to invest in fixed assets and working capital in Argentina.

h)	Net advances from crude oil purchasers:

	2007	2006		2005
	Current	Current	Noncurrent	Current	Noncurrent
Advances from crude oil purchasers	238	412	152	398	527
Derivative instruments – Crude oil price swaps	(229)	(316)	(145)	(303)	(426)

	9	96	7	95	101

Statement of Income accounts for the year ended December 31, 2007 and Comparative Information

	Income (Expense)
	2007	2006	2005
i) Net sales:

Sales	28,488	24,964	22,356
Turnover tax	(537)	(440)	(355)
Hydrocarbon export withholdings	(759)	(807)	(693)

	27,192	23,717	21,308

	Income ( Expenses)
	2007	2006	2005
j) Other (expenses) income, net:
Reserve for pending lawsuits and other claims	(194)	(128)	(180)
Miscellaneous	70	102	(143)

	(124)	(26)	(323)

k) Income tax:
Current income tax	(2,449)	(2,534)	(3,190)
Deferred income tax	8	57	38

	(2,441)	(2,477)	(3,152)

The reconciliation of pre-tax income at the statutory tax rate, to the income tax as disclosed in the income statements for the years ended December 31, 2007, 2006 and 2005 is as follows:

	2007	2006	2005
Net income before income tax	6,527	6,934	8,514
Statutory tax rate	35%	35%	35%

Statutory tax rate applied to net income before income tax	(2,284)	(2,427)	(2,980)

Effect of the remeasurement into constant Argentine pesos	(262)	(383)	(346)
Income on long-term investments	59	182	68
Tax free income – Law No. 19,640 (Tierra del Fuego)	19	81	46
Non-taxable foreign source income	39	25	14
Miscellaneous	(12)	45	46

Income Tax	(2,441)	(2,477)	(3,152)

The breakdown of the net deferred tax asset as of December 31, 2007, 2006 and 2005, is as follows:

	2007	2006	2005
Deferred tax assets
Non deductible allowances and reserves	732	707	624
Losses and other tax credit	79	42	49
Miscellaneous	19	5	135

Total deferred tax assets	830	754	808

Deferred tax liabilities
Fixed assets	(309)	(238)	(345)
Miscellaneous	(13)	(16)	(20)

Total deferred tax liabilities	(322)	(254)	(365)

Net deferred tax asset	508	500	443

As explained in Note 2.g, the difference between the book value of fixed assets remeasured into constant Argentine pesos and their corresponding historical cost used for tax purposes, at the current tax rate, is a deferred tax liability of 1,341, 1,603 and 1,986 as of December 31, 2007, 2006 and 2005, respectively. Had this deferred tax liability been recorded, the amount charged to income for the year ended December 31, 2007 would have been 262. The Company estimates that the difference will be reversed as follows:

	2008	2009	2010 and thereafter	Total
Deferred income tax	273	211	857	1,341

4.	CAPITAL STOCK

The Company’s subscribed capital, as of December 31, 2007, is 3,933 and is represented by 393,312,793 shares of common stock and divided into four classes of shares (A, B, C and D), with a par value of Argentine pesos 10 and one vote per share. These shares are fully subscribed, paid-in and authorized for stock exchange listing.

As of December 31, 2007, Repsol YPF S.A. (“Repsol YPF”) controls the Company, directly and indirectly, through a 99.04% shareholding. Repsol YPF’s legal address is Paseo de la Castellana 278, 28046 Madrid, Spain. On February 21, 2008, Repsol YPF entered into a shares sale and purchase agreement with Petersen Energía S.A. (“PESA”) pursuant to which Repsol YPF sold to PESA shares of YPF representing 14.9% of YPF’s capital stock for US$ 2,235 million (the “Transaction”). The Transaction is subject to the approval of certain Argentine regulatory agencies. Simultaneously with the execution of such shares sale and purchase agreement, Repsol YPF granted certain affiliates of PESA an option to purchase from Repsol YPF up to an additional 10.1% of YPF’s outstanding capital stock within four years after consummation of the Transaction. Additionally, Repsol YPF and PESA have signed a shareholders’ agreement, in connection with the Transaction, establishing, among other things, the adoption of a dividend policy under which YPF will distribute 90% of the annual net income as dividends. They have also agreed to vote for the payment of a special dividend of US$ 850 million, of which half shall be paid in 2008 and half shall be paid in 2009.

Additionally, on February 29, 2008, Repsol YPF has started an offering process for the sale of shares representing 20% of the capital stock of the Company (the “Offering”). The effective date of the Offering will be subject, among other conditions, to the authorization of the United States Securities and Exchange Commission (“SEC”) and the CNV, considering current requirements and regulations.

Repsol YPF’s principal business is the exploration, development and production of crude oil and natural gas, transportation of petroleum products, liquefied petroleum gas and natural gas, petroleum refining, production of a wide range of petrochemicals and marketing of petroleum products, petroleum derivatives, petrochemicals, liquefied petroleum gas and natural gas.

As of December 31, 2007, there are 3,764 Class A shares outstanding. So long as any Class A share remains outstanding, the affirmative vote of the Argentine Government is required for: 1) mergers, 2) acquisitions of more than 50% of the Company’s shares in an agreed or hostile bid, 3) transfers of all the Company’s production and exploration rights, 4) the voluntary dissolution of YPF or 5) change of corporate and/or tax address outside the Argentine Republic. Items 3) and 4) will also require prior approval by the Argentine Congress.

5.	RESTRICTED ASSETS AND GUARANTEES GIVEN

As of December 31, 2007, YPF has signed guarantees in relation to the financing activities of Pluspetrol Energy S.A., Central Dock Sud S.A. and Inversora Dock Sud S.A. in an amount of approximately US$ 24 million, US$ 81 million (US$ 56 million were cancelled as of the date of the issuance of these financial statements) and 5, respectively. The corresponding loans have final maturity in 2011, 2013 and 2009, respectively.

6.	PARTICIPATION IN JOINT VENTURES AND OTHER AGREEMENTS

As of December 31, 2007, the main exploration and production joint ventures and other agreements in which the Company participates are the following:

Name and Location	Ownership Interest		Operator	Activity
Acambuco Salta	22.50%		Pan American Energy LLC	Exploration and production
Aguada Pichana Neuquén	27.27%		Total Austral S.A.	Exploration and production
Aguaragüe Salta	30.00%		Tecpetrol S.A.	Exploration and production
CAM-2/A SUR Tierra del Fuego	50.00%		Sipetrol S.A.	Exploration and production
Campamento Central / Cañadón Perdido Chubut	50.00%		YPF S.A.	Exploration and production
Consorcio CNQ 7/A La Pampa and Mendoza	50.00%		Petro Andina Resources Ltd. Sucursal Argentina	Exploration and production
El Tordillo Chubut	12.20%		Tecpetrol S.A.	Exploration and production
La Tapera y Puesto Quiroga Chubut	12.20%		Tecpetrol S.A.	Exploration and production
Llancanelo Mendoza	51.00%		YPF S.A.	Exploration and production
Magallanes Santa Cruz, Tierra del Fuego and National Continental Shelf	50.00%		Sipetrol S.A.	Exploration and production
Palmar Largo Formosa and Salta	30.00%		Pluspetrol S.A.	Exploration and production
Puesto Hernández Neuquén and Mendoza	61.55%		Petrobras Energía S.A.	Exploration and production
Ramos Salta	15.00	%(1)	Pluspetrol Energy S.A.	Exploration and production
San Roque Neuquén	34.11%		Total Austral S.A.	Exploration and production
Tierra del Fuego Tierra del Fuego	30.00%		Petrolera L.F. Company S.R.L.	Exploration and production
Yacimiento La Ventana – Río Tunuyán Mendoza	60.00%		YPF S.A.	Exploration and production
Zampal Oeste Mendoza	70.00%		YPF S.A.	Exploration and production

(1)	Additionally, YPF has a 27% indirect ownership interest through Pluspetrol Energy S.A.

As of December 31, 2007, the Company has been awarded the bids on its own or with other partners and received exploration permits for acreage in several areas.

The assets and liabilities as of December 31, 2007, 2006 and 2005 and production costs of the joint ventures and other agreements for the years then ended included in the financial statements are as follows:

	2007	2006	2005
Current assets	186	537	75
Noncurrent assets	3,097	2,199	2,109

Total assets	3,283	2,736	2,184

Current liabilities	472	404	279
Noncurrent liabilities	360	343	186

Total liabilities	832	747	465

Production costs	1,423	1,098	894

Participation in joint ventures and other agreements has been calculated based upon the last available financial statements as of the end of each year, taking into account significant subsequent events and transactions as well as available management information.

7.	BALANCES AND TRANSACTIONS WITH RELATED PARTIES

The principal outstanding balances as of December 31, 2007, 2006 and 2005 from transactions with controlled companies, jointly controlled companies, companies under significant influence, the parent company and other related parties under common control are as follows:

	2007			2006			2005
	Trade receivables	Other receivables	Accounts payable	Trade receivables	Other receivables	Accounts payable	Trade receivables	Other receivables		Accounts payable
	Current	Current	Current	Current	Current	Current	Current	Current	Noncurrent	Current
Controlled companies:
Operadora de Estaciones de Servicios S.A.	29	12	13	18	8	17	17	—	—	9
A - Evangelista S.A.	—	—	103	—	—	42	—	3	—	58
YPF Holdings Inc.	—	867	2	—	577	6	—	130	—	2
Argentina Private Development Company Limited	—	—	—	—	—	44	—	—	—	44

	29	879	118	18	585	109	17	133	—	113

Jointly controlled companies:
Profertil S.A.	7	—	15	10	—	4	9	—	—	8
Compañía Mega S.A. (“Mega”)	269	—	—	170	1	—	178	—	—	—
Refinería del Norte S.A. (“Refinor”)	88	—	28	94	18	13	77	—	—	25

	364	—	43	274	19	17	264	—	—	33

Companies under significant influence:	25	2	30	43	—	33	38	4	—	45

	2007				2006			2005
	Trade receivables	Other receivables		Accounts payable	Trade receivables	Other receivables	Accounts payable	Trade receivables	Other receivables		Accounts Payable
	Current	Current		Current	Current	Current	Current	Current	Current	Noncurrent	Current
Parent company and other related parties under common control:
Repsol YPF	—	6		43	—	979	22	—	1,404	—	83
Repsol YPF Transporte y Tranding S.A.	178	—		3	72	—	34	29	—	—	30
Repsol Gas S.A.	30	5		1	34	5	2	18	1	—	1
Repsol YPF Brasil S.A..	10	1,102	(1)	—	12	1,305	—	15	18	267	19
Repsol International Finance B.V.	—	1,427	(1)	—	—	1,302	—	—	1,252	—	—
Repsol YPF E&P Bolivia S.A.	—	—		—	—	—	—	—	2	—	69
Others	63	5		39	43	4	30	66	16	—	24

	281	2,545		86	161	3,595	88	128	2,693	267	226

	699	3,426		277	496	4,199	247	447	2,830	267	417

(1)	As of date of the issuance of these financial statements, these receivables were totally collected.

The Company maintains purchase, sale and financing transactions with related parties. The principal purchase, sale and financing transactions with these companies for the years ended December 31, 2007, 2006 and 2005, include the following:

	2007				2006				2005
	Sales	Purchases and services	Loans (granted) collected	Interest gains (losses)	Sales	Purchases and services	Loans (granted) collected	Interest gains (losses)	Sales	Purchases and services	Loans (granted) collected	Interest gains (losses)
Controlled companies:
Operadora de Estaciones de Servicios S.A.	25	201	—	—	25	152	—	—	18	131	—	—
A - Evangelista S.A.	5	440	—	—	4	284	—	—	2	243	—	—
YPF Holdings Inc.	—	—	(273)	39	—	—	(446)	22	—	2	(126)	1

	30	641	(273)	39	29	436	(446)	22	20	376	(126)	1

Jointly controlled companies:
Profertil S.A.	65	172	—	—	59	105	—	—	65	70	—	—
Mega	1,079	1	—	—	1,014	1	—	—	829	—	—	—
Refinor	397	132	—	—	400	157	—	—	313	175	—	—
Petroken Petroquimica Ensenada S.A.	—	—	—	—	—	—	—	—	87	3	—	—

	1,541	305	—	—	1,473	263	—	—	1,294	248	—	—

Companies under significant influence:	90	151	—	—	152	217	—	—	245	262	—	—

Parent company and other related parties under common control:
Repsol YPF	—	18	926	15	—	7	350	67	—	16	—	56
Repsol YPF Transporte y Trading S.A.	1,276	827	—	—	923	654	—	—	546	508	—	—
Repsol YPF Brasil S.A.	116	—	225	88	97	—	(1,011)	69	72	—	—	11
Repsol YPF Gas S.A.	227	6	—	—	210	5	—	—	192	4	53	5
Repsol International Finance B.V.	—	—	(81)	91	—	—	(41)	47	—	—	(100)	46
Repsol YPF E&P Bolivia S.A.	—	—	—	—	1	446	—	—	2	323	—	—
Repsol YPF Gas Chile Ltda.	—	—	—	—	—	—	—	—	—	—	306	20
Others	160	10	—	—	157	11	—	—	205	1	—	—

	1,779	861	1,070	194	1,388	1,123	(702)	183	1,017	852	259	138

	3,440	1,958	797	233	3,042	2,039	(1,148)	205	2,576	1,738	133	139

8.	SOCIAL AND OTHER EMPLOYEE BENEFITS

a)	Performance Bonus Programs:

These programs cover certain YPF and its controlled companies’ personnel. These bonuses are based on compliance with business unit objectives and performance. They are calculated considering the annual compensation of each employee, certain key factors related to the fulfillment of these objectives and the performance of each employee and will be paid in cash.

The amount charged to expense related to the Performance Bonus Programs was 52, 38 and 32 for the years ended December 31, 2007, 2006 and 2005, respectively.

b)	Retirement Plan:

Effective March 1, 1995, the Company established a defined contribution retirement plan that provides benefits for each employee who elects to join the plan. Each plan member will pay an amount between 2% and 9% of his monthly compensation and the Company will pay an amount equal to that contributed by each member.

The plan members will receive the Company’s contributed funds before retirement only in the case of voluntary termination under certain circumstances or dismissal without cause and additionally in the case of death or incapacity. YPF has the right to discontinue this plan at any time, without incurring termination costs.

The total charges recognized under the Retirement Plan amounted to approximately 11, 9 and 9 for the years ended December 31, 2007, 2006 and 2005, respectively.

9.	COMMITMENTS AND CONTINGENCIES

a)	Pending lawsuits and contingencies:

As of December 31, 2007, the Company has recorded the pending lawsuits, claims and contingencies which are probable and can be reasonably estimated. The most significant pending lawsuits and contingencies reserved are described in the following paragraphs.

-	Pending lawsuits: In the normal course of its business, the Company has been demanded in numerous labor, civil and commercial actions and lawsuits. Management, in consultation with the external counsels, has reserved an allowance considering its best estimation, based on the information available as of the date of the issuance of these financial statements, including counsel fees and judicial expenses.

-	Liquefied petroleum gas market: On March 22, 1999, YPF was notified of Resolution No. 189/1999 from the former Department of Industry, Commerce and Mining of Argentina, which imposed a fine on the Company of 109, stated in Argentine pesos as of that date, based on the interpretation that YPF had purportly abused of its dominant position in the bulk liquefied petroleum gas (“LPG”) market due to the existence of different prices between the exports of LPG and the sales to the domestic market from 1993 through 1997. In July 2002, the Argentine Supreme Court confirmed the fine and YPF carried out the claimed payment.

Additionally, Resolution No. 189/1999 provided the beginning of an investigation in order to prove whether the penalized behavior continued from October 1997 to March 1999. On December 19,

2003, the National Antitrust Protection Board (the “Antitrust Board”) imputed the behavior of abuse of dominant position during the previously mentioned period to the Company. On January 20, 2004, the Company answered the notification: (i) opposing the preliminary defense claiming the application of the statutes of limitation and alleging the existence of defects in the imputation procedure (absence of majority in the resolution that decided the imputation and pre-judgment by its signers); (ii) arguing the absence of abuse of dominant position; and (iii) offering the corresponding evidence.

The request of invalidity by defects in the imputation procedure mentioned above was rejected by the Antitrust Board. This resolution of the Antitrust Board was confirmed by the Economic Penal Appellate Court, and it was confirmed, on September 27, 2005, pursuant to the Argentine Supreme Court’s rejection of the complaint made by YPF due to the extraordinary appeal denial.

Additionally, on August 31, 2004, YPF filed an appeal with the Antitrust Board in relation to the resolution that denied the claim of statutes of limitation. The Antitrust Board conceded the appeal and remitted proceedings for its resolution by the Appeal Court. However, in March 2006, YPF was notified that the proceedings were opened for the production of evidence. During August and September 2007, testimonial hearings given by YPF’s witnesses were celebrated.

Despite the solid arguments expressed by YPF, the mentioned circumstances make evident that, preliminarily, the Antitrust Board denies the defenses filed by the Company and that it is reluctant to modify the doctrine provided by the Resolution No. 189/1999 and, furthermore, the Court of Appeals decisions tend to confirm the decisions made by the Antitrust Board.

-	Tax claims: On January 31, 2003, the Company received a claim from the Federal Administration of Public Revenue (“AFIP”), stating that the sales corresponding to forward oil sale agreements entered into by the Company, should have been subject to an income tax withholding. On March 8, 2004, the AFIP formally communicated to YPF the claim for approximately 45 plus interests and fines. Additionally, on June 24, 2004, YPF received a new formal claim from the AFIP, considering that the services related to these contracts should have been taxed with the value added tax. Consequently, during 2004, YPF presented its defense to the AFIP rejecting the claims and arguing its position. However, on December 28, 2004, the Company was formally communicated of a resolution from the AFIP confirming its original position in both claims for the period 1997 to 2001. The Company has appealed such resolution in the National Fiscal Court. YPF conditionally paid the amounts corresponding to periods that followed those included in the claim by the AFIP (2002 and subsequent periods) and filed reimbursement summary proceedings so as to avoid facing interest payment or a fine.

In addition, the Company has received several claims from the AFIP and from the provincial and municipal fiscal authorities, which are not individually significant.

-	Liabilities and contingencies assumed by the Argentine Government: YPF Privatization Law provided for the assumption by the Argentine Government of certain liabilities of the predecessor as of December 31, 1990. In certain lawsuits related to events or acts that took place before December 31, 1990, YPF has been required to advance the payment established in certain judicial decisions. YPF has the right to be reimbursed for these payments by the Argentine Government pursuant to the above-mentioned indemnity.

-	Natural gas market:

Export sales: Pursuant to Resolution No. 265/2004 of the Secretariat of Energy, the Argentine Government created a program of “useful” curtailment of natural gas exports and their associated transportation service. Such Program was initially implemented by means of Regulation No. 27/2004 of the Under-Secretariat of Fuels, which was subsequently substituted by the Program of Rationalization of Gas Exports and Use of Transportation Capacity (the “Program”) approved by

Resolution No. 659/2004 of the Secretariat of Energy. Additionally, Resolution No. 752/2005 of the Secretariat of Energy provided that industrial users and thermal generators (which according to this resolution will have to request volumes of gas directly from the producers) could also acquire the natural gas from the cutbacks on natural gas export through the Permanent Additional Injections mechanism created by this resolution. By means of the Program and/or the Permanent Additional Injection, the Argentine Government, requires natural gas exporting producers to deliver additional volumes to the domestic market in order to satisfy natural gas demand of certain domestic consumers of the Argentine market (“Additional Injection Requirements”). Such additional volumes are not contractually committed by YPF, who is thus forced to affect natural gas exports, which execution has been conditioned. The mechanisms that affect the exports established by the resolutions No. 659/2004 and 752/2005 have been adapted by SE Resolution No. 599/2007 depending on whether the producers have signed or not the Proposed Agreement, ratified by such resolution, between the Secretariat of Energy and the Producers. Additionally, the Argentine Government, through instructions made using different procedures, has ordered limitations over natural gas exports (in conjunction with the Program and the Additional Injection Requirements, named the “Restrictions”).

As a result of the Restrictions, in several occasions during the years 2004, 2005, 2006 and 2007, YPF has been forced to suspend, either totally or partially, its natural gas deliveries to some of its export clients, with whom YPF has undertaken long-term firm commitments to deliver natural gas.

The Company has challenged the Program, the Permanent Additional Injection and the Additional Injection Requirements, as arbitrary and illegitimate, and has invoked vis-à-vis the relevant clients that such measures of the Argentine Government constitute a force majeure event (act of authority) that releases the Company from any liability and/or penalty for the failure to deliver the contractual volumes. A large number of clients have rejected the force majeure argument invoked by the Company, demanding the payment of indemnifications and/or penalties for the failure to comply with firm supply commitments, and/or reserving their rights to future claims in such respect (the “claims”).

Electroandina S.A. and Empresa Eléctrica del Norte Grande S.A. (“Edelnor”) have rejected the force majeure argument invoked by the Company and have invoiced the penalty stipulated under the “deliver or pay” clause of the contract as of September, 2007, for a total amount of US$ 93 million. The invoices have been rejected by the Company. Furthermore the above-mentioned companies have notified the formal start-up period of negotiations previous to any arbitration demand. Although such period is overdue, the Company has not been notified of the initiation of the arbitration demands. In addition, YPF has been notified of an arbitration demand from Innergy Soluciones Energéticas (“Innergy”).The Company has answered the arbitration complaint, and has filed a counterclaim based on the hardship provisions (“teoría de la imprevisión”) of the Argentine Civil Code. The parties have exchanged documentation requirements and have presented its appellate brief with the documental evidence and witnesses’ declaration. The parties have suspended the arbitration until March 31, 2008, to enable negotiation. The damages claimed by Innergy amount to US$ 88 million plus interests, according to the invoice presented in the Innergy’s appellate brief, on September 17, 2007. Such amount might be increased if Innergy incorporates to the demand the invoices for penalties received for the subsequent periods to August 2007.

Claim from Empresa Nacional de Electricidad S.A. (“ENDESA”): In January, 2005, YPF was notified of a request made by ENDESA for an arbitration to resolve a dispute relating to an alleged breach of a contractual clause in an export contract signed in June, 2000. The clause was related to the increase of natural gas deliveries and ENDESA has requested payment for damages. The parties arrived to an agreement which amends the export contract (“the Amendment”) which was approved on August 31, 2007 by the Secretariat of Energy. As a result of the Amendment, the parties finished the arbitration and that decision was communicated to the Arbitral Court. Besides YPF paid US$ 8 million to ENDESA for the termination of the arbitration and ENDESA resigned to any claim related to past periods. Finally, the Amendment adjusted the maximum half-yearly compensations that YPF would eventually have to pay in connection with deficiencies in the natural gas deliveries.

Domestic sales: Central Puerto S.A. has claimed YPF for cutbacks in natural gas supply pursuant to their respective contracts. The Company has formally denied such breach, based on the fact that, pending the restructuring of such contracts, is not obliged to confirm nominations of natural gas to those clients during certain periods of the year. On March 15, 2007, Central Puerto S.A. notified YPF of the beginning of pre-arbitral negotiations in relation to the agreements for the supply of its plants located in Buenos Aires and Loma La Lata, Province of Neuquén. On May 29, 2007, the parties arrived to a termination agreement in order to solve their disputes related to the Loma La Lata natural gas supply contract. Additionally, on June 6, 2007, Central Puerto S.A. notified its decision to submit to arbitration under the rules of the International Chamber of Commerce the controversy related to natural gas supply to its combined-cycle plant located in the city of Buenos Aires. Central Puerto S.A. nominated its arbiter and notified YPF the commencement of an arbitration proceeding in that Chamber. On June 21, 2007, YPF nominated its arbiter and notified its decision to submit the controversy related to certain amounts claimed to Central Puerto S.A., also related to the natural gas supply to its combined-cycle located in the city of Buenos Aires to an arbitration proceeding. On July 23, 2007, YPF received the arbitration demand which was answered on September 24, 2007, rejecting the claims of Central Puerto. Besides, the Company has filed a counterclaim requesting, among other things, the termination of the contract or, in absence of this, the revision based on the hardship provision and the “both-parties-effort”. On December 3, 2007, Central Puerto S.A. submitted a presentation requesting (i) the rejection of all subsidiary claims presented by YPF S.A., including the request that the Chamber ratifies the effectiveness of the contract and the rejection of the fair reconversion of the contract; (ii) the rejection of the settlement and payment claim related to amounts due by Central Puerto S.A. pursuant to the “take or pay” clause; (iii) the rejection of the settlement and payment claim related to the adjustment by the application of the “Coeficiente de Estabilización de Referencia” (“CER”), and in subsidy opposing the prescription exception; (iv) the inappropriateness of the claim in relation with the price differential payment.

On February 11, 2008, an audience was held with the arbitral trial members and the “Acta de Misión” was subscribed. In that document, Central Puerto S.A. argued that it could not determine the claimed amount until the performance of the corresponding work of experts. However, it acceded to fix the payment provision on its charge based on the maximum value determined by CCI Regalement (Apendix III). YPF estimated in, approximately, US$ 11 million, plus interest and CER, the amount that must be claimed as payable to its favor, under the reconvention process. All of these amounts are independent of the work of experts that will be done.

As of December 31, 2007, the Company has reserved costs for penalties associated with the failure to deliver the contractual volumes of natural gas in the export and domestic markets which are probable and can be reasonably estimated.

-	La Plata environmental claims: There are certain claims that require a compensation for individual damages purportedly caused by the operation of the La Plata Refinery and the environmental remediation of the channels adjacent to the mentioned refinery. During 2006, the Company submitted a presentation before the Environmental Ministry of the Province of Buenos Aires which put forward for consideration the performance of a study for the characterization of environmental associated risks. As mentioned previously, YPF has the right of indemnity for events and claims previous to January 1, 1991, according to Law No. 22,145 and Decree No. 546/1993. Besides, there are certain claims that could result in the requirement to make additional investments connected with the operations of La Plata Refinery and claims for the compensation to the neighbours of La Plata Refinery.

-	EDF International S.A. (“EDF”): EDF had initiated an international arbitration proceeding under the Arbitration Regulations of the International Chamber of Commerce against Endesa Internacional S.A. and YPF. EDF claimed from YPF the payment of US$ 69 million, which were subsequently increased to US$ 103 million plus interests without existing real arguments, in connection with the sale of Electricidad Argentina S.A., parent company of Edenor S.A. EDF claimed an adjustment in the purchase price it paid arguing that under the stock purchase agreement, the price it paid would be reviewed if changes in the exchange rate of Argentine peso occurred prior to December 31, 2001. EDF considered that this had happened. On October 22, 2007, the Arbitral Court issued an arbitral final award in which EDF’s claim and the defendants’ counterclaim are partially accepted. Consequently, the arbitral final award imposed on YPF the payment of US$ 28.9 million plus interests. The Company and EDF are both currently challenging the arbitral decision.

Additionally, YPF’s Management, in consultation with its external counsels, believes that the following contingencies and claims, individually significant, have possible outcome:

-	Availability of foreign currency deriving from exports: Decree No. 1,589/1989 of the Federal Executive provides that, producers enjoying free availability of crude oil, natural gas and/or liquefied gas under Law No. 17,319 and its supplemented Decrees and producers that may agree so in the future will have free availability of the percentage of foreign currency coming from the exports of crude oil, petroleum derivatives, natural gas and/or liquefied gas of free availability established in biddings and/or renegotiations, or agreed-upon in the respective contracts. In no cases will the maximum freely available percentage be allowed to exceed 70% of each transaction.

During year 2002, several government organizations considered that free availability of foreign currency provided by Decree No. 1,589/1989 was implicitly abolished by Decree No. 1,606/2001.

On December 31, 2002, Decree No. 2,703/2002 was enforced, ratifying such date the 70% limit as the maximum freely available percentage of foreign currency deriving from the exports of crude oil and petroleum derivatives, without providing a conclusion in regards to the exports performed during the year 2002, after the issuance of Decree No. 1,606/2001.

The Central Bank has indicted YPF on charges allegedly related to certain exports performed during 2002, once the executive order 1,606/2001 was no longer in force and before the executive order 2,703/2002 came into effect. Therefore, YPF will file an answer to the charges and will offer evidence in this regard. In case YPF is indicted on charges involving other exports during the said period, YPF has the right to challenge the decision as well as to request the issuance of precautionary measures.

There is a recently confirmed sentence, connected with proceeding to another hydrocarbon exporter, where the claim was the same and the company and its directors were acquitted of all charges because it was considered that the company was exempt from the liquidation and negotiation of the 70% of the foreign currency deriving from the hydrocarbon exports.

-

Asociación Superficiarios de la Patagonia (“ASSUPA”): In August 2003, ASSUPA sued 18 companies operating exploitation concessions and exploration permits in the Neuquén Basin, YPF being one of them, claiming the remediation of the general environmental damage purportedly caused in the execution of such activities, and subsidiary constitution of an environmental restoration fund and the implementation of measures to prevent environmental damages in the future. The plaintiff requested that the National Government, the Federal Environmental Council (“Consejo Federal de Medio Ambiente”), the provinces of Buenos Aires, La Pampa, Neuquén, Río Negro and Mendoza and the Ombudsman of the Nation be summoned. It requested, as a preliminary injunction, that the defendants refrain from carrying out activities affecting the environment. Both the Ombudsman’s summon as well as the requested preliminary injunction were rejected by the

Supreme Court of Justice of Argentina. YPF has answered the demand and has required the summon of the National Government, due to it’s obligation to indemnify YPF for events and claims previous to January 1, 1991, according to Law No. 22,145 and Decree No. 546/1993.

–	Dock Sud and Quilmes environmental claims:

Dock sud: A group of neighbours of Dock Sud, Province of Buenos Aires, have sued 44 companies, among which YPF is included, the National Government, the Province of Buenos Aires, the City of Buenos Aires and 14 municipalities, before the Supreme Court of Justice of Argentina, seeking the remediation and the indemnification of the environmental collective damage produced in the basin of the Matanza and Riachuelo rivers. Additionally, another group of neighbours of the Dock Sud area, have filed two other environmental lawsuits, one of them has not been notified to YPF, claiming several companies located in that area, among which YPF is included, the Province of Buenos Aires and several municipalities, for the remediation and the indemnification of the environmental collective damage of the Dock Sud area and for the individual damage they claim to have suffered. YPF has the right of indemnity by the Argentine Government for events and claims previous to January 1, 1991, according to Law No. 22,145 and Decree No. 546/1993.

Quilmes: Citizens which allege that are residents living near Quilmes, province of Buenos Aires, have filed a lawsuit in which they have requested remediation of environmental damages and also the payment of US$ 46 million as a compensation for supposedly personal damages. They base their claim mainly on a fuel leak in a poliduct running from La Plata to Dock Sud, currently operated by YPF, which occurred in 1988 as a result of an illicit detected by then, being at that moment YPF a state owned company. Fuel would have emerged and became perceptible on November 2002, which resulted in remediation which are being performed by the Company in the affected area, supervised by the environmental authority of the province of Buenos Aires. YPF has requested suspension of the term to answer the lawsuit, until the document filed by the plaintiffs is obtained. YPF has also notified the Argentine Government that it will receive a citation, due to its obligation to indemnify the Company against any liability according to Law No. 24,145, prior to requesting its citation before the Court upon the Company’s response to the complaint.

–	National Antitrust Protection Board: On November 17, 2003, Antitrust Board requested explanations, within the framework of an official investigation pursuant to Art. 29 of the Antitrust Act, from a group of almost thirty natural gas production companies, among them YPF, with respect to the following items: (i) the inclusion of clauses purportedly restraining trade in natural gas purchase/sale contracts and (ii) gas imports from Bolivia, in particular (a) old expired contracts signed by YPF, when it was state-owned, and YPFB (the Bolivian state-owned oil company), under which YPF allegedly sold Bolivian gas in Argentina at prices below the purchase price; and (b) the unsuccessful attempts in 2001 by Duke and Distribuidora de Gas del Centro to import gas into Argentina from Bolivia. On January 12, 2004, YPF submitted explanations in accordance with Art. 29 of the Antitrust Act, contending that no antitrust violations had been committed and that there had been no price discrimination between natural gas sales in the Argentine market and the export market. On January 20, 2006, YPF received a notification of resolution dated December 2, 2005, whereby the AntitrustBoard (i) rejected the “non bis in idem” petition filed by YPF, on the grounds that ENARGAS was not empowered to resolve the issue when ENARGAS Resolution No. 1,289 was enacted; and (ii) ordered that the preliminary opening of the proceedings be undertaken pursuant to the provisions of Section 30 of Act 25,156. On January 15, 2007, Antitrust Board charged YPF and eight other producers with violations of Act 25,156. YPF has contested the complaint on the basis that no violation of the Act took place and that the charges are barred by the applicable statute of limitations, and has presented evidence in support of its position. On June 22, 2007, YPF presented to the Antitrust Board, without acknowledging any conduct in violation of the Antitrust Act, a commitment consistent with Article 36 of the Antitrust Act, requiring to the Antitrust Board to approve the commitment, to suspend the investigation and to file the proceedings.

The Antitrust Board has started proceedings to investigate YPF for including a clause in bulk LPG (Liquid Petroleum Gas) supply contracts that it believes prevents the buyer from reselling the product to a third party and therefore restricts competition in a manner detrimental to the general economic interest. YPF has asserted that the contracts do not contain a prohibition against resale to third parties and has offered evidence in support of its position. On April 12, 2007, YPF presented to the Antitrust Board, without acknowledging any conduct in violation of the Antitrust Act, a commitment consistent with Article 36 of the Antitrust Act, in which it commits, among other things, to refrain from including a clause with the destiny of the product in future bulk LPG supply contracts.

–	Other environmental claims in La Plata: On June 6, 2007, YPF was served with a new complaint in which 9 residents of the vicinity of Refineria La Plata request i) the cease of contamination and other harms they claim are attributable to the refinery; ii) the clean-up of the adjacent channels, Río Santiago and Río de la Plata (soil, water and acquiferous) or, if clean-up is impossible, indemnification for environmental and personal damages. The plaintiff has quantified damages as 51, or an amount to be determined from evidence produced during the proceeding. YPF believes that most damages that are alleged by the plaintiff, might be attributable to events that occurred prior to YPF’s privatization and would therefore be covered to that extent by the indemnity granted by the Argentine Government in accordance with the Privatization Law of YPF. Notwithstanding the foresaid, the possibility of YPF being asked to afford these liabilities is not discarded, in which case the Argentine State must be asked to reimburse the remediation expenses for liabilities existing prior to January 1, 1991. In addition, the claim partially overlaps with the request made by a group of neighbours of the La Plata Refinery on June 29, 1999, mentioned in “La Plata environmental claims”. Accordingly, YPF considers that the cases should be partially consolidated to the extent that the claims overlap. Regarding claims not consolidated, for the time being information and documents in order to answer the claim are being collected, and it is not possible to reasonably estimate the outcome, as long as, if applicable, estimate the corresponding legal fees and expenses that might result. The contamination that may exist could derive from countless sources, including from disposal of waste over many years by other industrial facilities and ships.

Additionally, YPF is aware of an action in which it has not yet been served, in which the plaintiff requests the clean-up of the channels adjacent to the La Plata Refinery, in Río Santiago, and other sectors near the coast line, and, if such remediation is not possible, an indemnification of 500 (approximately US$ 161 million) or an amount to be determined from evidence produced in discovery. The claim partially overlaps with the requests made by a group of neighbours of the La Plata Refinery on June 29, 1999, previously mentioned in “La Plata environmental claims”, and with the complaint served on June 6, 2007, mentioned in the previous paragraph. Accordingly, YPF considers that if it is served in this proceeding or any other proceeding related to the same subject matters, the cases should be consolidated to the extent that the claims overlap. With respect to claims not consolidated, for the time being, it is not possible to reasonably estimate the monetary outcome, as long as, if applicable, estimate the corresponding legal fees and expenses that might result. Additionally, YPF believes that most damages that would be alleged by the plaintiff, if proven, may be attributable to events that occurred prior to YPF’s privatization and would therefore be the responsibility of the Argentine Government in accordance with the Privatization Law concerning YPF.

–	Other claims into natural gas market: Compañía Mega has claimed YPF for cutbacks in natural gas supply pursuant to their respective sales contract. YPF affirmed that the deliveries of natural gas to Mega were affected by the interference of the Government. Besides, YPF wouldn’t have any responsibility based on the events of force majeure, fortuitous case and frustration of the contractual purpose. Despite the Company has material arguments of defense, taking into account the characteristics of the claims, they have been considered as possible contingences.

–	Additionally, the Company has received labor, civil and commercial claims and several claims from the AFIP and from provincial and municipal fiscal authorities, which have not been reserved since Management, based on the evidence available to date and upon the opinion of its external counsels, has considered them to be possible contingencies.

b)	Environmental liabilities:

YPF is subject to various provincial and national laws and regulations relating to the protection of the environment. These laws and regulations may, among other things, impose liability on companies for the cost of pollution clean-up and environmental damages resulting from operations. Management believes that the Company’s operations are in substantial compliance with Argentine laws and regulations currently in force relating to the protection of the environment; as such laws have historically been interpreted and enforced.

However, the Company is periodically conducting new studies to increase its knowledge concerning the environmental situation in certain geographic areas where the Company operates in order to establish their status, causes and solutions and, based on the aging of the environmental issue, to analyze the possible responsibility of Argentine Government, in accordance with the contingencies assumed by the Argentine Government for liabilities existing prior December 31, 1990. Until these studies are completed and evaluated, the Company cannot estimate what additional costs, if any, will be required. However, it is possible that other works, including provisional remedial measures, may be required.

In addition to the hydrocarbon wells abandonment legal obligations for 2,698 as of December 31, 2007, the Company has reserved 303 corresponding to environmental remediations, which evaluations and/or remediation works are probable, significant and can also be reasonably estimated, based on the Company’s existing remediation program. Future legislative and technological changes may cause a re-evaluation of the estimates. The Company cannot predict what environmental legislation or regulation will be enacted in the future or how future laws or regulations will be administered. In the long-term, this potential changes and ongoing studies, could materially affect future results of operations.

Additionally, certain environmental contingencies related to Chemicals’ operations in the United States of America were assumed by Tierra and Maxus (“the Parties”), indirect subsidiaries through YPF Holdings Inc. YPF committed to contribute capital (“Contribution Agreement”) up to a maximum amount that will enable to satisfy certain assumed environmental obligations and to meet its operating expenses (Note 3 to the consolidated financial statements). On October 8, 2007, YPF and the Parties have signed an agreement which, after making the corresponding contributions and under the fulfillment of certain conditions (not accomplished as of the issuance of these financial statements), establishes, among other things, the end of YPF’s obligations under the Contribution Agreement.

c)	Other matters:

–	Contractual commitments: In June 1998, YPF has received an advanced payment for a crude oil future delivery commitment for approximately US$ 315 million. Under the terms of this agreement, the Company has agreed to sell and deliver approximately 23.9 million crude oil barrels during the term of ten years. To satisfy the contract deliveries, the Company may deliver crude oil from different sources, including its own produced crude oil and crude oil acquired from third parties. This payment has been classified as “Net advances from crude oil purchasers” on the balance sheet and is being reduced as crude oil is delivered to the purchaser under the term of the contract. As of December 31, 2007, approximately 1 million crude oil barrels are pending of delivery.

Additionally, the Company has signed other contracts by means of which it has committed to buy certain products and services, and to sell natural gas, liquefied petroleum gas and other products. Some of the mentioned contracts include penalty clauses that stipulate compensations for a breach of the obligation to receive deliver or transport the product object of the contract. In particular, the Company has renegotiated certain natural gas export contracts, and has agreed certain limited compensations in case of any delivery interruption or suspension, for any reason, except for physical force majeure event.

On June 14, 2007, Resolution No. 599/2007 of the Secretariat of Energy was published (the “Resolution”). This Resolution approved an agreement with natural gas producers regarding the natural gas supply to the domestic market during the period 2007 through 2011 (the “Agreement 2007-2011”), giving such producers a five business-day term to enter into the Agreement 2007-2011. The purpose of this Agreement 2007-2011 is to guarantee the normal supply of the natural gas domestic market during the period 2007 through 2011, considering the domestic market demand registered during 2006 plus the growth of residential and small commercial customers consumption (the “Priority Demand”). According to the Resolution, the producers that have signed the Agreement 2007-2011 commit to supply a part of the Priority Demand according to certain percentage determined for each producer based upon its share of production for the 36 months period prior to April 2004. In case of shortage to supply Priority Demand, natural gas exports of producers that did not sign the Agreement 2007-2011 will be the first to be called upon in order to satisfy such mentioned shortage. The Agreement 2007-2011 also establishes terms of effectiveness and pricing provisions for the Priority Demand consumption. Considering that the Resolution anticipates the continuity of the regulatory mechanisms that affect the exports, YPF has appealed the Resolution and has expressly stated that the execution of the Agreement 2007-2011 does not mean any recognition by YPF of the validity of that Resolution. On June 22, 2007, the National Direction of Hydrocarbons notified that the Agreement 2007-2011 reached the sufficient level of subscription and that it is currently in an implementation stage.

–	Regulatory requirements: YPF is subject to certain regulations requiring the domestic hydrocarbon market demand supply. On October 11, 2006, Secretariat of Domestic Commerce issued Resolution No. 25/2006 which requires refiners and/or wholesale and/or retail sellers to meet domestic market diesel demand. The resolution requires, at least, to supply volumes equivalent to those of previous year corresponding month, plus the positive correlation between the rise in diesel demand and the rise of the Gross Domestic Product, accrued from the reference month. The mentioned commercialization should be performed with no distortion nor damage to the diesel market normal operation.

In connection with certain natural gas exportation contracts from the Noroeste basin in Argentina, YPF presented to the Secretariat of Energy the accreditation of the existence of natural gas reserves of that basin in adherence to exports permits. If The Secretariat of Energy considers that the natural gas reserves are insufficient, it could resolve the partial or total suspension of one or several export permits. The Energy Secretariat limited (preventable) the exportable volumes of natural gas in a 20% by the SE Note N° 1,009/2006. All of this is connected with the export authorization gave by the SE Resolution N° 167/1997.

During 2005, the Secretariat of Energy by means of Resolution No. 785/2005, created the National Program of Hydrocarbons Warehousing Aerial Tank Loss Control, measure aimed at reducing and correcting environmental pollution caused by hydrocarbons warehousing-aerial tanks. The Company has begun to develop and implement a technical and environmental audit plan as required by the resolution.

–	Operating leases: As of December 31, 2007, the main lease contracts correspond to the rental of oil and gas production equipment, ships, natural gas compression equipment and real estate for service stations. Charges recognized under these contracts for the years ended December 31, 2007, 2006 and 2005, amounted to 364,289 and 242, respectively.

As of December 31, 2007, estimated future payments related to these contracts are as follows:

	Within 1 year	From 1 to 2 years	From 2 to 3 years	From 3 to 4 years	From 4 to 5 years	More than 5 years
Estimated future payments	224	201	181	153	115	177

–	Agreement with the Federal Government and the Province of Neuquén: On December 28, 2000, through Decree No. 1,252/2000, the Argentine Federal Executive Branch (the “Federal Executive”) extended for an additional term of 10 years, until November 2027, the concession for the exploitation of Loma La Lata—Sierra Barrosa area granted to YPF. The extension was granted under the terms and conditions of the Extension Agreement executed between the Federal Government, the Province of Neuquén and YPF on December 5, 2000. Under this agreement, YPF paid US$ 300 million to the Federal Government for the extension of the concession mentioned above, which were recorded in “Fixed Assets” on the balance sheet and committed among other things to define an investment program of US$ 8,000 million in the Province of Neuquén from 2000 to 2017 and to pay to the Province of Neuquén 5% of the net cash flows arising out of the concession during each year of the extension term. The previously mentioned commitments have been affected by the changes in economic rules established by Public Emergency and Exchange System Reform Law No. 25,561.

d)	Changes in Argentine economic rules:

During year 2002, a deep change was implemented in the economic model of the country to overcome the economic crisis in the medium-term. Therefore, the Argentine Federal Government abandoned the parity between the Argentine peso and the US dollar, in place since March 1991, and adopted a set of economic, monetary, financial, fiscal and exchange measures. These financial statements include the effects derived from the new economic policies known to the release date thereof. The effects of any additional measures to be implemented by the Argentine Federal Government will be recognized in the financial statements once Management becomes aware of their existence.

10.	MAIN CHANGES IN COMPANIES COMPRISING THE YPF GROUP

During	the year ended December 31, 2007:

–	YPF acquired an additional 18% interest in Oleoducto Trasandino (Argentina) S.A. , a 18% interest in Oleoducto Trasandino (Chile) S.A. and a 18% interest in A&C Pipeline Holding Company, for an amount of US$ 5.3 million.

–	YPF sold its interest in Petróleos Trasandinos S.A., for an amount of US$ 2 million, recording a gain of 5.

During	the year ended December 31, 2006:

–	YPF International S.A., controlled by YPF, sold for an amount of U$S 10.6 million, its interest in Greenstone Assurance Ltd., recording a gain of 11.

During the year ended December 31, 2005:

–	YPF sold, for an amount of US$ 97.5 million, its interest in PBBPolisur S.A., recording a net gain of 75.

–	YPF sold its interest in Petroken, for an amount of US$ 58 million (equivalent to its carrying amount).

–	YPF transferred its interest in Gas Argentino S.A. to YPF Inversora Energética S.A., company controlled by YPF.

11.	RESTRICTIONS ON UNAPPROPRIATED RETAINED EARNINGS

In accordance with the provisions of Law No. 19,550, 5% of net income for each fiscal year is to be appropriated to the legal reserve until such reserve reaches 20% of the Company’s capital (subscribed capital plus adjustment to contributions). Accordingly, the unappropriated retained earnings as of December 31, 2007, are restricted in 204.

On February 6, 2008, the Board of Directors approved a dividend of 10.76 Argentine pesos per share, from the Reserve for Future Dividends approved by the Ordinary Shareholders’ Metting of April 13, 2007, which was paid on February 29, 2008.

Under Law No. 25,063, dividends distributed, either in cash or in kind, in excess of accumulated taxable income as of the end of the year immediately preceding the dividend payment or distribution date, shall be subject to a 35% income tax withholding as a sole and final payment, except for those distributed to shareholders resident in countries benefited from conventions for the avoidance of double taxation, which will be subject to a minor tax rate.

12.	SUBSEQUENT EVENTS

As of the date of the issuance of these financial statements, there are no significant subsequent events that require adjustments or disclosure in the financial statements of the Company as of December 31, 2007, if applicable, which were not already considered in those financial statements according to the generally accepted accounting principles in Argentina.

13.	DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES FOLLOWED BY THE COMPANY AND UNITED STATES OF AMERICA GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These financial statements are presented on the basis of generally accepted accounting principles in Argentina, but do not conform with certain generally accepted accounting principles in the United States of America. The effects of the differences between generally accepted accounting principles in Argentina and generally accepted accounting principles in other places in which these financial statements may be used have not been quantified. Accordingly, these financial statements are not intended to present the information on the Company’s financial position, and the related results of its operations and cash flows in accordance with generally accepted accounting principles in places other than in Argentina.

ANTONIO GOMIS SÁEZ
Director

Exhibit A

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”), except for the inclusion of Note 13 to the primary financial statements in the English translation. In case of discrepancy, the financial statements filed with the CNV prevails over this translation.

YPF SOCIEDAD ANONIMA

BALANCE SHEET AS OF DECEMBER 31, 2007 AND COMPARATIVE INFORMATION

FIXED ASSETS EVOLUTION

(amounts expressed in millions of Argentine pesos—Note 1)

	2007
	Cost
Main account	Amounts at beginning of year	Increases		Net decreases, transfers and reclasifications		Amounts at end of year
Land and buildings	1,977	—		52		2,029
Mineral property, wells and related equipment	42,156	82		8,682		50,920
Refinery equipment and petrochemical plants	7,325	106		397		7,828
Transportation equipment	1,766	—		36		1,802
Materials and equipment in warehouse	609	1,011		(829)		791
Drilling and work in progress	3,517	4,503		(3,409)		4,611
Exploratory drilling in progress(5)	108	145		(106)		147
Furniture, fixtures and installations	473	3		60		536
Selling equipment	1,341	—		65		1,406
Other property	295	2		9		306

Total 2007	59,567	5,852	(3)	4,957	(1)(6)	70,376

Total 2006	59,695	5,664	(3)	(5,792	)(1)(6)	59,567

Total 2005	55,702	4,343	(3)	(350	)(1)	59,695

	2007								2006		2005
	Depreciation						Net book value		Net book value		Net book value
Main account	Accumulated at beginning of year	Net decreases, transfers and reclasifications		Depreciation rate	Increases	Accumulated at end of year
Land and buildings	876	(2)		2%	44	918	1,111		1,101		1,081
Mineral property, wells and related equipment	29,455	4,083		(2)	3,556	37,094	13,826	(4)	12,701	(4)	13,461	(4)
Refinery equipment and petrochemical plants	5,408	—		4 - 5%	278	5,686	2,142		1,917		2,014
Transportation equipment	1,235	(1)		4 - 5%	48	1,282	520		531		539
Materials and equipment in warehouse	—	—		—	—	—	791		609		420
Drilling and work in progress	—	—		—	—	—	4,611		3,517		2,498
Exploratory drilling in progress(5)	—	—		—	—	—	147		108		135
Furniture, fixtures and installations	400	1		10%	41	442	94		73		45
Selling equipment	1,002	(2)		10%	57	1,057	349		339		313
Other property	249	5		10%	11	265	41		46		40

Total 2007	38,625	4,084	(1)(6)		4,035	46,744	23,632

Total 2006	39,149	(4,138	)(1)(6)		3,614	38,625			20,942

Total 2005	36,561	(18	)(1)		2,606	39,149					20,546

(1)	Includes 118, 194 and 86 of net book value charged to fixed assets allowances for the years ended December 31, 2007, 2006 and 2005, respectively.
(2)	Depreciation has been calculated according to the unit of production method (Note 2.f).
(3)	Includes 53, 918 and 737 corresponding to the costs of hydrocarbon wells abandonment obligations for the years ended December 31, 2007, 2006 and 2005, respectively.
(4)	Includes 803, 961 and 1,202 of mineral property as of December 31, 2007, 2006 and 2005, respectively.
(5)	As of December 31, 2007, there are 11 exploratory wells in progress. During that year 25 wells were drilled, 24 wells were charged to exploratory expenses and 1 well was transferred to proved properties which are included in the account mineral property, wells and related equipment.
(6)	Includes 5,291 of acquisition cost and 4,094 of accumulated depreciation corresponding to oil and gas exploration and producing areas to be disposed by sale of December 31, 2006 (Note 2.d).

ANTONIO GOMIS SÁEZ
Director

Exhibit C

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”), except for the inclusion of Note 13 to the primary financial statements in the English translation.

In case of discrepancy, the financial statements filed with the CNV prevails over this translation.

YPF SOCIEDAD ANONIMA

BALANCE SHEET AS OF DECEMBER 31, 2007 AND COMPARATIVE INFORMATION

INVESTMENTS IN SHARES AND HOLDINGS IN OTHER COMPANIES

(amounts expressed in millions of Argentine pesos, except where otherwise indicated—Note 1)

	2007															2006		2005
								Information of the Issuer
	Description of the Securities									Last Financial Statements Issued
Name and Issuer	Class	Face Value		Amount	Book Value		Cost (2)	Main Business	Registered Address	Date	Capital Stock	Income (Loss)	Equity	Holding in Capital Stock		Book Value		Book Value
Controlled companies:
YPF International S.A.	Common	Bs.	100	147,693	402		1,392	Investment	Av. José Estenssoro 100, Santa Cruz de la Sierra, República de Bolivia	12/31/07	6	23	402	99.99%		369		327	(3)
YPF Holdings Inc.	Common	US$	0.01	100	—	(7)	466	Investment and finance	717 North Harwood Street, Dallas, Texas, U.S.A.	06/30/07	1,735	(166)	(893)	100.00%		—	(7)	—	(7)
Operadora de Estaciones de Servicios S.A.	Common		$1	243,700,940	315		185	Commercial management of YPF’s gas stations	Av. Roque Sáenz Peña 777, Buenos Aires, Argentina	12/31/07	244	66	315	99.99%		287		282
A-Evangelista S.A.	Common		$1	8,683,498	119		31	Engineering and construction services	Av. Roque Sáenz Peña 777, P. 7º, Buenos Aires, Argentina	12/31/07	9	31	119	99.91%		88		62
Argentina Private Development Company Limited (liquidated)	—		—	—	—		—	Investment and finance	P.O. Box 1109, Gran Caimán, British West Indies	—	—	—	—	—		44		44

					836		2,074									788		715

Jointly controlled companies:
Compañía Mega S.A.(6)	Common		$1	77,292,000	554		—	Separation, fractionation and transportation of natural gas liquids	San Martín 344, P. 10º, Buenos Aires, Argentina	12/31/07	203	679	1,455	38.00%		530		474
Profertil S.A.	Common		$1	391,291,320	448		—	Production and marketing of fertilizers	Alicia Moreau de Justo 740, P. 3, Buenos Aires, Argentina	09/30/07	783	144	1,032	50.00%		473		501
Refinería del Norte S.A.	Common		$1	45,803,655	250		—	Refining	Maipú 1, P. 2º, Buenos Aires, Argentina	06/30/07	92	65	479	50.00%		213		179

					1,252		—									1,216		1,154

Companies under significant influence:
Oleoductos del Valle S.A.	Common		$10	4,072,749	95	(1)	—	Oil transportation by pipeline	Florida 1, P. 10°, Buenos Aires, Argentina	09/30/07	110	8	311	37.00%		101	(1)	104	(1)
Terminales Marítimas Patagónicas S.A.	Common		$10	476,034	44		—	Oil storage and shipment	Av. Leandro N. Alem 1180, P.11°, Buenos Aires, Argentina	09/30/07	14	15	133	33.15%		44		44
Oiltanking Ebytem S.A.	Common		$10	351,167	44	(3)	3	Hydrocarbon transportation and storage	Terminal Marítima Puerto Rosales – Provincia de Buenos Aires, Argentina	09/30/07	12	10	96	30.00%		43	(3)	38	(3)
Gasoducto del Pacífico (Argentina) S.A.	Preferred		$1	15,579,578	19		1	Gas transportation by pipeline	Av. Leandro N. Alem 928, P. 7º, Buenos Aires, Argentina	09/30/07	156	30	191	10.00%		19		18
Central Dock Sud S.A.	Common		$0.01	3,719,290,957	7	(3)	46	Electric power generation and bulk marketing	Reconquista 360, P. 6°, Buenos Aires, Argentina	09/30/07	468	(55)	179	9.98	%(5)	11	(3)	17	(3)
Inversora Dock Sud S.A.	Common		$1	103,497,738	114	(3)	193	Investment and finance	Reconquista 360, P. 6°, Buenos Aires, Argentina	09/30/07	241	(42)	179	42.86%		129	(3)	142	(3)
Pluspetrol Energy S.A.	Common		$1	30,006,540	290		71	Exploration and exploitation of hydrocarbons and electric power generation, production and marketing	Lima 339, Buenos Aires, Argentina	09/30/07	67	62	643	45.00%		281		281
Oleoducto Trasandino (Argentina) S.A.	Preferred		$1	16,198,560	16		3	Oil transportation by pipeline	Esmeralda 255, P. 5°, Buenos Aires, Argentina	09/30/07	45	1	77	36.00%		14		17
Other companies:
Others (4)	—		—	—	26		27	—	—	—	—	—	—	—		13		14

					655		344									655		675

					2,743		2,418									2,659		2,544

(1)	Holding in shareholders’ equity, net of intercompany profits.
(2)	Cost net of cash dividends and capital distribution from long-term investments restated in accordance with Note 1.
(3)	Holding in shareholders’ equity plus adjustments to conform to YPF accounting methods.
(4)	Includes YPF Inversora Energética S.A., A-Evangelista Construções e Serviços Ltda., Gasoducto del Pacífico (Cayman) Ltd., A&C Pipeline Holding Company, Poligás Luján S.A.C.I., Oleoducto Trasandino (Chile) S.A. and Mercobank S.A.
(5)	Additionally, the Company has a 29.93% indirect holding in capital stock through Inversora Dock Sud S.A.
(6)	As stipulated by shareholders’ agreement, joint control is held in this company by shareholders.
(7)	As of December 31, 2007, 2006 and 2005, holding in negative shareholders’ equity is disclosed in “Accounts payable” after adjustments in shareholders’ equity to conform YPF accounting methods.

ANTONIO GOMIS SÁEZ
Director

Exhibit E

English translation of the financial statements originally filed in Spanish, into Argentine Securities Comisión (“CNV”), except for the inclusion of Note 13 to the primary financial statements in English translation. In case of discrepancy, the financial statements filed to CNV prevails over this translation.

YPF SOCIEDAD ANONIMA

BALANCE SHEET AS OF DECEMBER 31, 2007 AND COMPARATIVE INFORMATION

ALLOWANCES AND RESERVES

(amounts expressed in millions of Argentine pesos—Note 1)

	2007				2006	2005
Account	Amounts at beginning of year	Increases	Decreases	Amounts at end of year	Amounts at end of year	Amounts at end of year
Deducted from current assets:
For doubtful trade receivables	419	93	79	433	419	370
For other doubtful accounts	116	—	7	109	116	119

	535	93	86	542	535	489

Deducted from noncurrent assets:
For valuation of other receivables to their estimated realizable value	51	—	2	49	51	54
For reduction in value of holdings in long-term investments	25	—	—	25	25	185
For unproductive exploratory drilling	3	116	116	3	3	3
For obsolescence of materials and equipment	46	—	2	44	46	48

	125	116	120	121	125	290

Total deducted from assets, 2007	660	209	206	663

Total deducted from assets, 2006	779	313	432		660

Total deducted from assets, 2005	927	152	300			779

Reserves for losses—current:
For various specific contingencies (Note 9.a)	206	334	217	323	206	164

	206	334	217	323	206	164

Reserves for losses—noncurrent:
For pending lawsuits and various specific contingencies (Note 9.a)	1,226	589	267	1,548	1,226	766

	1,226	589	267	1,548	1,226	766

Total included in liabilities, 2007	1,432	923	484	1,871

Total included in liabilities, 2006	930	760	258		1,432

Total included in liabilities, 2005	688	321	79			930

ANTONIO GOMIS SÁEZ
Director

Exhibit F

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”), except for the inclusion of Note 13 to the primary financial statements in the English translation. In case of discrepancy, the financial statements filed with the CNV prevails over this translation.

YPF SOCIEDAD ANONIMA

STATEMENT OF INCOME FOR THE YEAR ENDED DECEMBER 31, 2007 AND COMPARATIVE INFORMATION COST OF SALES

(amounts expressed in millions of Argentine pesos—Note 1)

	2007	2006	2005
Inventories at beginning of year	1,522	1,164	1,005
Purchases for the year	6,156	3,899	2,394
Production costs (Exhibit H)	12,298	11,000	8,075
Holding gains on inventories	424	394	230
Inventories at end of year	(2,284)	(1,522)	(1,164)

Cost of sales	18,116	14,935	10,540

ANTONIO GOMIS SÁEZ
Director

Exhibit G

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”), except for the inclusion of Note 13 to the primary financial statements in the English translation.

In case of discrepancy, the financial statements filed with the CNV prevails over this translation.

YPF SOCIEDAD ANONIMA

BALANCE SHEET AS OF DECEMBER 31, 2007 AND COMPARATIVE INFORMATION

FOREIGN CURRENCY ASSETS AND LIABILITIES

(amounts expressed in millions)

	Foreign currency and amount						Exchange rate in pesos as of 12-31-07		Book value as of 12-31-07
Account	2005		2006		2007
Current Assets
Investments	US$	54	US$	51	US$	46	3.11	(1)	143
Trade receivables	US$	495	US$	535	US$	560	3.11	(1)	1,741
		€4		€15		€10	4.57	(1)	46
Other receivables	US$	832	US$	1,329	US$	1,327	3.11	(1)	4,126
	$CH	113,994	$CH	34,743	—	—	—		—
	—	—		€5		€4	4.57	(1)	18

Total current assets									6,074

Noncurrent Assets
Other receivables	US$	89	US$	6	US$	6	3.11	(1)	19

Total noncurrent assets									19

Total assets									6,093

Current Liabilities
Accounts payable	US$	377	US$	492	US$	646	3.15	(2)	2,036
		€10		€12		€15	4.63	(2)	69
Loans	US$	35	US$	264	US$	87	3.15	(2)	274
Net advances from crude oil purchasers	US$	31	US$	31	US$	3	3.15	(2)	9
Reserves	—	—	—	—	US$	35	3.15	(2)	110

Total current liabilities									2,498

Noncurrent Liabilities
Accounts payable	US$	479	US$	728	US$	735	3.15	(2)	2,316
Loans	US$	365	US$	166	US$	166	3.15	(2)	523
Net advances from crude oil purchasers	US$	33	US$	2	—	—	—		—
Reserves	—	—	US$	194	US$	282	3.15	(2)	888

Total noncurrent liabilities									3,727

Total liabilities									6,225

(1)	Buying exchange rate.
(2)	Selling exchange rate.

ANTONIO GOMIS SÁEZ
56	Director

Exhibit H

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”), except for the inclusion of Note 13 to the primary financial statements in the English translation.

In case of discrepancy, the financial statements filed with the CNV prevails over this translation.

YPF SOCIEDAD ANONIMA

STATEMENT OF INCOME FOR THE YEAR ENDED DECEMBER 31, 2007 AND COMPARATIVE INFORMATION

EXPENSES INCURRED

(amounts expressed in millions of Argentine pesos - Note 1)

	2007						2006	2005
	Production costs	Administrative expenses		Selling expenses	Exploration expenses	Total	Total	Total
Salaries and social security taxes	528	155		157	42	882	701	576
Fees and compensation for services	167	272	(1)	41	2	482	364	250
Other personnel expenses	216	72		25	15	328	260	203
Taxes, charges and contributions	210	3		274	—	487	404	329
Royalties and easements	1,989	—		6	11	2,006	2,101	1,753
Insurance	93	1		11	—	105	104	72
Rental of real estate and equipment	303	2		58	1	364	289	242
Survey expenses	—	—		—	214	214	122	94
Depreciation of fixed assets	3,898	43		94	—	4,035	3,614	2,606
Industrial inputs, consumable materials and supplies	530	9		40	3	582	520	604
Operation services and other service contracts	953	7		75	45	1,080	890	587
Preservation, repair and maintenance	1,503	17		51	4	1,575	1,296	896
Contractual commitments	596	—		—	—	596	519	131
Unproductive exploratory drillings	—	—		—	116	116	192	70
Transportation, products and charges	780	—		1,001	—	1,781	1,463	1,355
Allowance for doubtful trade receivables	—	—		45	—	45	77	39
Publicity and advertising expenses	—	52		74	—	126	124	106
Fuel, gas, energy and miscellaneous	532	55		57	12	656	644	448

Total 2007	12,298	688		2,009	465	15,460

Total 2006	11,000	588		1,704	392		13,684

Total 2005	8,075	479		1,576	231			10,361

(1)	Includes 4 of Directors and Statutory Audit Committee’s fees.

ANTONIO GOMIS SÁEZ
57	Director

YPF SOCIEDAD ANONIMA

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2007 AND COMPARATIVE INFORMATION

RATIFICATION OF LITHOGRAPHED SIGNATURES

I hereby ratify the signatures appearing in lithographed form on the preceding sheets from page 1 through page 57.

ANTONIO GOMIS SÁEZ

Director

English translation of the report originally issued in Spanish, except for the omission of certain disclosures related to formal legal requirements for reporting in Argentina and the addition of the last paragraph – see Note 13 to the primary financial statements.

Statutory Audit Committee’s Report

To the Shareholders of

YPF SOCIEDAD ANONIMA

Ave. Pte. Roque Sáenz Peña 777

Buenos Aires City

Dear Sirs,

In accordance with clause 5, article 294 of Law No. 19,550, the requirements of the Buenos Aires Stock Exchange and current professional requirements, we have performed the work mentioned in the following paragraph on the balance sheet of YPF SOCIEDAD ANONIMA as of December 31, 2007 and the related statements of income, changes in shareholders’ equity and cash flows for the year then ended. Also, we have performed the work mentioned in the following paragraph on the consolidated balance sheet of YPF SOCIEDAD ANONIMA and its controlled and jointly controlled companies as of December 31, 2007 and the related consolidated statements of income and cash flows for the year then ended, disclosed as supplemental information in Schedule I. These financial statements are the responsibility of the Company’s Board of Directors within the scope of its exclusive functions. Our responsibility is to report on these documents based on the work mentioned in the following paragraph.

Our work on the financial statements referred to in the first paragraph, consisted in assessing the consistency of significant information contained in those statements with the corporate decisions set forth in minutes, and the conformity of those decisions with the law and the Company’s bylaws, insofar as formal and documentary aspects are concerned. In conducting our work, we principally considered the report of independent public accountants issued by the external firm Deloitte & Co. S.R.L. dated March 7, 2008 in accordance with generally accepted auditing standards in Argentina. We have not performed any management control and, accordingly, we have not assessed the criteria and business decisions in matters of administration, financing, sales and production, because these issues are the responsibility of the Company’s Board of Directors. We consider that our work and the above mentioned external auditor’s report provide a reasonable basis for our report.

In our opinion, based on our work, the financial statements of YPF SOCIEDAD ANONIMA as of December 31, 2007 referred to in the first paragraph present fairly, in all material respects, the financial position of YPF SOCIEDAD ANONIMA and the consolidated financial position of YPF SOCIEDAD ANONIMA and its controlled and jointly controlled companies as of December 31, 2007, and the related results of operations and cash flows for the year then ended, in accordance with generally accepted accounting principles in Argentina.

Certain accounting practices of YPF SOCIEDAD ANONIMA used in preparing the accompanying financial statements conform with generally accepted accounting principles in Argentina, but do not conform with generally accepted accounting principles in the United States of America (see Note 13 to the accompanying financial statements).

Buenos Aires, Argentina

March 7, 2008

For Statutory Audit Committee

Juan A. Gelly y Obes

Statutory Auditor

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: March 14, 2008	By:	/s/ Walter Cristian Forwood
	Name:	Walter Cristian Forwood
	Title:	Chief Financial Officer